Exhibit 99.2

Cybin Inc.

(formerly Clarmin Explorations Inc.)

Management’s Discussion and Analysis

of Financial Condition and Operating Performance

For the three months ended June 30, 2021

Date: August 13, 2021

CYBIN INC.

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) has been prepared by management of Cybin Inc. (“Cybin” or the “Company”) and should be read in conjunction with Cybin’s interim condensed consolidated financial statements and notes for the three months ended June 30, 2021 (the “Interim Financial Statements”). This MD&A does not address all of the changes to the Company and its business, such changes are addressed in the Company’s most recently filed annual information form (the “AIF”) on SEDAR. The Interim Financial Statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board. All amounts are in Canadian dollars unless otherwise indicated. The Interim Financial Statements may be viewed on the SEDAR profile of Cybin Inc. (formerly Clarmin Explorations Inc.) at www.sedar.com.

This MD&A contains disclosure related to Cybin occurring up to and including August 13, 2021. Unless otherwise indicated, all amounts in this MD&A are in thousands of Canadian dollars.

Cybin Inc. (formerly Clarmin Explorations Inc.) was incorporated under the laws of the Province of British Columbia. Its wholly owned subsidiary, Cybin Corp. was incorporated under the laws of the Province of Ontario. Prior to November 5, 2020, the Company’s operations were conducted through Cybin Corp. On November 5, 2020, the Company completed a reverse takeover transaction pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among the Company, Cybin Corp. and 2762898 Ontario Inc. (“SubCo”), a wholly-owned subsidiary of the Company (the “Reverse Takeover”). The Reverse Takeover was completed by way of a “three-cornered” amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of the Company. Cybin Corp. is deemed to be the acquirer in the reverse takeover transaction. As a result, the consolidated statements of financial position are presented as a continuance of Cybin Corp. and the comparative figures presented are those of Cybin Corp.

Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” and “forward-looking statements”. All statements, other than statements of historical fact, contained in this MD&A are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, budgets, research and development and plans and objectives of management for future operations. Such statements can, in some cases, be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate,” “potential,” “proposed,” “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. The forward-looking statements included in this MD&A are made only as of the date of this MD&A and the Company assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by applicable securities laws.

Forward-looking statements in this MD&A are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:

•	novel coronavirus “COVID-19”;

•	limited operating history;

•	achieving publicly announced milestones;

•	speculative nature of investment risk;

•	early stage of the industry and product development;

•	regulatory risks and uncertainties

•	Jamaican operations;

•	emerging market risk;

•	plans for growth;

•	limited products;

•	limited marketing and sales capabilities;

•	no assurance of commercial success;

•	no profits or significant revenues;

•	reliance on third parties for clinical development activities;

•	risks related to third party relationships;

•	reliance on contract manufacturers;

•	safety and efficacy of products;

•	clinical testing and commercializing products;

•	completion of clinical trials;

•	commercial grade product manufacturing;

•	nature of regulatory approvals;

•	unfavourable publicity or consumer perception;

•	social media;

•	biotechnology and pharmaceutical market competition;

•	reliance on key executives and scientists;

•	employee misconduct;

•	business expansion and growth;

•	negative results of external clinical trials or studies;

•	product liability;

•	enforcing contracts;

•	product recalls;

•	distribution and supply chain interruption;

•	difficulty to forecast;

•	promoting the brand;

•	product viability;

•	success of quality control systems;

•	reliance on key inputs;

•	liability arising from fraudulent or illegal activity;

•	operating risk and insurance coverage;

•	costs of operating as public company;

•	management of growth;

•	conflicts of interest;

•	foreign operations;

•	cybersecurity and privacy risk;

•	environmental regulation and risks;

Risks Related to Intellectual Property:

•	trademark protection;

•	trade secrets;

•	patent law reform;

•	patent litigation and intellectual property;

•	protection of intellectual property;

•	third-party licences;

Financial and Accounting Risks:

•	substantial number of authorized but unissued common shares;

•	dilution;

•	negative cash flow from operating activities;

•	additional capital requirements;

•	lack of significant product revenue;

•	estimates or judgments relating to critical accounting policies;

Risks related to the Common Shares (as defined below):

•	market for the Common Shares;

•	significant sales of Common Shares;

•	volatile market price for the Common Shares;

•	tax issues;

•	no dividends;

Risks related to the Company:

•	forward-looking statements may prove to be inaccurate;

•	potential dilution;

•	potential need for additional financing;

•	negative operating cash flow and going concern;

•	discretion over the use of proceeds;

•	management of growth;

•	the Common Shares are subject to market price volatility;

•	no history of payment of cash dividends;

•	limited operating history as a public company; and

•	risks relating to research and development milestones.

Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. In particular, the Company has made assumptions regarding, among other things:

•	substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;

•	uncertainty as to the Company’s ability to raise additional funding to support operations;

•	the Company’s ability to access additional funding;

•	the fluctuation of foreign exchange rates;

•	the duration of COVID-19 and the extent of its economic and social impact;

•	the risks associated with the development of the Company’s product candidates which are at early stages of development;

•	reliance upon industry publications as the Company’s primary sources for third-party industry data and forecasts;

•	reliance on third parties to plan, conduct and monitor the Company’s preclinical studies and clinical trials;

•	reliance on third party contract manufacturers to deliver quality clinical and preclinical materials;

•	the Company’s product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;

•	risks related to filing investigational new drug applications to commence clinical trials and to continue clinical trials if approved;

•	the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

•	competition from other biotechnology and pharmaceutical companies;

•	the Company’s reliance on the capabilities and experience of the Company’s key executives and scientists and the resulting loss of any of these individuals;

•	the Company’s ability to fully realize the benefits of acquisitions;

•	the Company’s ability to adequately protect the Company’s intellectual property and trade secrets;

•	the risk of patent-related or other litigation; and

•	the risk of unforeseen changes to the laws or regulations in the United States, Jamaica and Canada and other jurisdictions in which the Company operates.

Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Every patient treated on future studies can change those assumptions either positively (to indicate a faster timeline to new drug applications and other approvals) or negatively (to indicate a slower timeline to new drug applications and other approvals). This MD&A contains certain forward-looking statements regarding anticipated or possible drug development timelines. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

In addition to the factors set out above and those identified in this MD&A under “Risk Factors”, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although Cybin has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

Corporate Structure Overview

The Company is a biotechnology company focused on advancing pharmaceutical therapies, delivery mechanisms, novel compounds and protocols as potential therapies for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aiming to improve the pharmacokinetics of its psychedelic molecules while retaining the therapeutics benefit. The new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

On November 5, 2020, the Company completed a reverse takeover transaction pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among the Company, Cybin Corp. and SubCo, a wholly-owned subsidiary of the Company. The Reverse Takeover was completed by way of a “three-cornered” amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of the Company.

Immediately prior to the completion of the Reverse Takeover, the Company completed a common share consolidation on the basis of 6.672 old common shares into one new share. All shares and per share amounts expressed herein reflect the post-consolidation Common Shares.

In connection with the Reverse Takeover, Clarmin changed its name to “Cybin Inc.” and the common shares in the capital of the Company (the “Common Shares”) became listed for trading on the Neo Exchange Inc. (the “Exchange”) under the trading symbol CYBN. In accordance with IFRS 3, Business Combinations, the substance of the Reverse Takeover was a reverse takeover of a non-operating company. The Reverse Takeover does not constitute a business combination as Clarmin did not meet the definition of a business under IFRS 3. As a result, the Reverse Takeover is accounted for as a capital transaction with Cybin being identified as the acquirer and the equity consideration being measured at fair value. The resulting unaudited condensed interim consolidated statement of financial position is presented as a continuation of Cybin Corp. and comparative figures presented in the condensed interim consolidated financial statements after the Reverse Takeover are those of Cybin Corp.

Prior to complete the Reverse Takeover, and during fiscal 2020, the Company was inactive and evaluating business opportunities.

Please refer to “General Development of the Business” in the AIF for additional information on the background and operational highlights of Cybin. The AIF may be viewed under the SEDAR profile of Cybin Inc. (formerly Clarmin Explorations Inc.) at www.sedar.com.

Business Overview

The Company currently has two business segments: (a) Serenity Life Sciences Inc. (“Serenity Life”) and Cybin US Holdings Inc. (“Cybin U.S.”) that focus on the research and development of psychedelic pharmaceutical products; and (b) Natures Journey Inc. that focuses on consumer mental wellness, including non-psychedelic nutraceutical products.

Psychedelics

The Company is conducting research and development of psychedelic therapeutics that aim to address unmet mental health conditions by leveraging proprietary drug discovery platforms, novel formulation approaches, innovative drug delivery systems, and optimized treatment regimens. This comprehensive strategy is predicated on structural modifications of known and well understood tryptamine derivatives to improve their pharmacokinetic properties without altering their respective pharmacology.

Across the various R&D programs, the Company is researching and developing a wide array of novel, synthetic psychedelic active pharmaceutical ingredients (“API”) intended to be delivered through innovative drug delivery systems including sublingual films1, orally disintegrating tablets (“ODT”)2 and via inhalation.

The Company intends to apply for regulatory approval for a psilocybin product targeting major depressive disorder (“MDD”) and novel tryptamine derivatives targeting alcohol use disorder and various anxiety disorders3.

Further, over the next 12-month period, the Company will continue to seek to establish strategic partnerships that advance the Company’s scientific research and intellectual property for new psychedelic compounds and novel delivery mechanisms4. The Company will also continue to sponsor select clinical trials that advance the safety and efficacy understanding of various psychedelic agents that target mental health5.

Non-Psychedelics

Medicinal mushroom extracts offer potential health benefits. Initial research is showing potential indications for immune boosting, mental wellness, detoxification, anti-tumor, antiviral and other benefits.6

The Company’s consumer wellness division has progressed since incorporation. The Company continues to investigate opportunities for the development of custom formulated products centered around non-regulated medicinal mushrooms and adaptogens,7 and to acquire access to digital platforms that support the promotion and commercialization of consumer mental wellness products.

[1]

The material factors and assumptions underlying this forward-looking statement are: drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. Such timelines are also based upon discussions with local experts in Jamaica. industry examples, and the Company’s development efforts to date. Such timelines are also based upon discussions with local experts in Jamaica. The Company applied to the IRB and the Ministry of Health (Jamaica) (the “MOH”) in September 2020 and has received approval from the IRB in May 2021 to begin the phase IIa study but the MOH approval is required to begin the export process of study materials to the study site and any delays in the export/import permitting or logistics may impact the study initiation timeline. There is no guarantee that the MOH approval will be approved in time to allow study completion in December 2021, or at all. As of the date hereof, other than the IRB, it has neither determined, nor applied for, the approvals, permits, and/or licenses which may be required to complete the phase IIa study. While timely and successful completion of the phase IIa study will be required before the Company will initiate the IIb study, the Company has secured adequate supply of clinical materials to complete the phase IIa and phase IIb studies. Further, the Company has contracted with IntelGenx to develop a sublingual film formulation of psilocybin. IntelGenx has produced multiple formulation types, but the final formulation has not been selected. Successful completion of formulation is necessary before clinical trials supplies can be provided to investigators.

[2]

The Company will be applying Catalent’s proprietary Zydis® ODT technology for the delivery of our novel deuterated tryptamine, a potential therapy for treatment-resistant psychiatric disorders. Zydis technology creates a freeze-dried tablet that disperses almost instantly in the mouth without water and is recognized as one of the world’s best-performing ODTs. The material factors and assumptions underlying this forward-looking statement are: drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

[3]

The material factor and assumption underlying this forward-looking statement is that drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

[4]	The material factor and assumption underlying this forward-looking statement is that the Company will be able to successfully negotiate strategic partnerships.
[5]

The material factors and assumptions underlying this forward-looking statement are: (a) that the Company will be able to successfully negotiate strategic partnerships; and (b) all necessary approvals for the studies will be obtained. As of the date hereof, the Company and the University of Washington are co-sponsoring a randomized, placebo-controlled clinical trial of psychedelic-assisted psychotherapy with psilocybin for frontline clinicians experiencing Covid-related distress.

[6]

Certain statements regarding nutraceutical products or functional mushrooms have not been evaluated by Health Canada, the FDA or other similar regulatory authorities, nor has the efficacy of functional mushrooms been confirmed by approved research. There is no assurance that mushrooms can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed.

[7]

The material factors and assumptions underlying this forward-looking statement are: (a) the Company has assessed the market size for nutraceutical products by obtaining market search from third parties. Such research also provides a detailed analysis of the market segment for medicinal mushrooms and adaptogens that would be relevant to the Company’s analysis of its market launch strategy. The Company believes that these sources are generally reliable but has not independently verified such information; (b) the Company has agreements in place with four U.S. suppliers (Maypro Industries LLC, Aloha Medicinals, Enerhealth Botanicals, LLC and Optima Products, LLC) and the Company assumes that such suppliers will fulfil their requirements under those agreements and will continue to maintain all necessary licences and approvals necessary to perform their obligations under the agreements; (c) the Product Line is being explored for an initial launch in the U.S. Under applicable U.S. law, there are no required approvals, licenses and/or permits required to in advance of launching the Company’s products, however, the Company is required to submit its marketing materials to the FDA within 30 days following the launch of the Product Line for a review of any medicinal claims made; and (d) the Company has contracted with a digital agency that has undertaken initial market research and feasibility work and pending a review, the Company will seek elements needed for a viable digital platform. The Company has not yet contracted with an external developer.

Stage of Development

As of the date of this MD&A, the Company has not begun operations nor generated any revenue from the sale of the non-psychedelic product line (the “Product Line”)8. Like most life sciences and pharmaceutical companies, Serenity Life’s and Cybin U.S.’s (psychedelic) business is focused on research and development and any future revenue will be dependent on a number of factors, including the outcome of the Company’s sponsored clinical trials and the receipt of all necessary regulatory approvals.

The Company’s revenues reflected in the Interim Financial Statements originated from non-core, nutraceutical formulation which was purchased and formulated into finished goods and sold in the United States to one purchaser. The products will not be re-generated in the future and do not represent core sales of the Company and/or core products of the Company. The Company has discontinued its sales of such products as it is not in line with the Company’s core sales model.

In order to establish its business operations, the Company intends to leverage the extensive professional network of its management to build working partnerships with (i) existing producers of psychedelic and non-psychedelic products based in Canada, the United States, and the United Kingdom to source the psychedelic pharmaceutical and non-psychedelic products the Company intends to develop and distribute under its specific brand, and (ii) to explore options to facilitate the development and distribution and sale of its specific brand of psychedelic pharmaceutical and non-psychedelic products.9

The Company’s marketing and brand development will be driven through a digital marketing strategy composed of digital advertising and influencer marketing. Natural health products (“NHPs”), prescription drugs, and non-prescription drugs are all classified and regulated under the federal Food and Drugs Act (Canada) (the “Canadian FDA”). Labelling, marketing and selling of any NHPs must comply with the Canadian FDA, including by ensuring that the Company’s products are not packaged or marketed in a manner that is misleading or deceptive to a consumer.

In the United States, foods, drugs and dietary supplements are subject to extensive regulation. The Federal Food, Drug, and Cosmetic Act (“FFDCA”) and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacturing, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. The Company must ensure that all promotion and marketing, distribution, and labeling of any NHPs, food products or pharmaceutical products comply with the U.S. regulations, including the FFDCA and the U.S. Food and Drug Administration (the “FDA”).

Non-Revenue Generating Projects10

The Company currently has five significant projects, which have not yet generated revenue:

a.	Psilocybin Program

b.	Deuterated Tryptamines Preclinical Programs

[8]	The Company’s revenues reflected in its 2021 annual consolidated financial statements are from non-recurring opportunist sales of non-core products sold in the United States.
[9]

At this time the Company has not entered into commercial supply agreements and has no control over price or conditions. The Company’s assumption is that it will be able to enter into agreements at such a time when there will be sufficient competition in the market which will render prices reasonable.

[10]	All quarter references in this section are based on calendar year-end.

c.	Phenethylamine Preclinical Program

d.	Nutraceutical Products

e.	Technology Programs

Psilocybin Program

Psilocybin is the first drug program in development by the Company. The Company’s sublingual film formulation of psilocybin is a synthetic psychedelic molecular formulation, the activity for which is in part based upon classical serotonin 2A psychedelic activity. A provisional patent has been filed covering the sublingual delivery of psilocybin.

Studies of psilocybin efficacy in depressive states published by Johns Hopkins University demonstrate promising potential efficacy of psilocybin and, therefore, of the Company’s novel formulation. The Company has contracted with IntelGenx (as defined below) to undertake the development of a sublingual film formulation of psilocybin. To date, an array of drug formulation candidates have been created and the Company continues to pursue the optimization of certain characteristics of these formulations including, but not limited to, composition, membrane permeation and stability. The Company anticipates that its sublingual psilocybin will enter a phase IIa study in Q4 2021, updated from the prior estimate of Q2 2021 due to certain research and development delays, but there is no assurance that this timeline will be met or that this formulation will advance to clinical trials at all.11

As of June 30, 2021, the Company has spent approximately $1,264 on formulation development.

Since the date of the AIF, the Company continued to advance its psilocybin program as described herein, including with the following progress:

•	selected the final formulation of a sublingual film formulation of psilocybin with IntelGenx; and

•	commenced production of the clinical supplies and associated data package required for its studies.

Deuterated Tryptamines Preclinical Programs

Pursuant to the acquisition of Adelia, the Company has acquired preclinical deuterated tryptamines programs. To date, the Company has undertaken sufficient work to enable selection of two deuterated tryptamine candidates and has scaled up production processes to optimize and maximize yields and ensure the drug candidates meet the required purity levels. In vitro proof of principal in animal models has been completed to ensure selection of molecules with optimal anticipated pharmacokinetics best suited for future phase I clinical trials. The Company anticipates that its first deuterated tryptamine candidate (CYB003) may enter phase I clinical trials Q1 2022 and that the second candidate (CYB004) many enter phase I clinical trials by the end of Q2 2022, updated from the prior estimate of Q1 2022, but there is no assurance that these timelines will be met or that these preclinical drug candidates will advance to clinical trials at all.12 The Company has started research on dimethyltryptamine (“DMT”) like molecules and research is ongoing to identify the best development candidate.

[11]

The material factors and assumptions underlying this forward-looking statement are: (a) drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. Such timelines are also based upon discussions with local experts in Jamaica. The Company applied to the IRB and MOH in September 2020 and has received approval from the IRB in May 2021 to begin the phase IIa study. The MOH approval is required to begin the export process of study materials to the study site and any delays in the export/import permitting or logistics may impact the study initiation timeline. As of the date hereof, other than the IRB, it has neither determined, nor applied for, the approvals, permits, and/or licenses which may be required to complete the phase IIa study. While timely and successful completion of the phase IIa study will be required before the Company will initiate the IIb study, the Company has secured adequate supply of raw material to complete the phase IIa and phase IIb studies. Further, the Company has contracted with IntelGenx to develop a sublingual film formulation of psilocybin. IntelGenx has produced multiple formulation types but the final formulation has not been selected. Successful completion of formulation is necessary before clinical trials supplies can be provided to investigators.

[12]

This statement is based on the following material factors and assumptions: (a) the timely and successful completion of certain preclinical studies including but not limited to: (i) complete the development of stable formulations utilizing these APIs; (ii) the development and validation of analytical methods for such formulations; (iii) the scale up of API production processes beyond laboratory scale will be suitable for entry into animal and human studies; (iv) studies of the stability of such formulations will be suitable for human studies; and (v) the development of Chemistry, Manufacturing and Controls to meet cGMP; (b) the Company assumes it will enter into agreements with certain third party vendors to complete a range of additional preclinical programs before the final selection of drug candidates for entry into human trials; and (c) obtain an IND and/or a CTA to enter into clinical trials. As of the date hereof, it has not yet completed the aforementioned items. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

As of June 30, 2021, the Company has spent approximately $1,682 on deuterated tryptamines.

Since the date of the AIF, the Company continued to advance its deuterated tryptamine preclinical program as described herein, including with the following progress:

•	completed additional pre-clinical studies on its CYB003 and CYB004 proprietary psychedelic molecules; and

•	completed Zydis feasibility studies with Catalent, Inc. (“Catalent”) for its fast-dissolve formulation of novel deuterated tryptamine (CYB003).

Phenethylamine Preclinical Program

Pursuant to the acquisition of Adelia, the Company has acquired a preclinical phenethylamine program. Work on the synthesis and optimization of these molecules has only recently begun at a third-party vendor. The Company anticipates that its phenethylamine program may deliver a drug candidate suitable for entry into phase I clinical studies by the end of calendar 2022 or early calendar 2023, updated from the prior estimate of late calendar 2021 to early calendar 2022 due to certain research and development delays, but there is no assurance that these timelines will be met or that a preclinical drug candidate will advance to clinical trials at all.13

As of June 30, 2021, the Company has spent approximately $242 on preclinical phenethylamines.

Since the date of the AIF, the Company has continued its work on its synthesis and optimization of phenethylamines. Multiple phenethlyamines have been shown to have psychedelic properties and several such as MDMA have shown great promise as therapeutics. Cybin’s proprietary approach to phenethlyamine modification with deuterium substitution, proprietary formulations and directed delivery systems has yielded a number of novel leads with significant therapeutic potential. Several compounds are now being further studied both in vitro and in vivo for selection of the best development candidates.

Nutraceutical Products

The Company is evaluating the commercial viability of the Product Line and any future launch within the context of prioritizing the research and development progression of psychedelic molecules. The Company has contracts with suppliers to source a range of functional mushroom-based nutraceutical products when the Company determines the Product Line launch is viable. The Company is evaluating the competitive differentiators of this range of products such as unique combinations of nonregulated functional mushrooms with adaptogens and proprietary mushroom ingredients, supported by published clinical studies.14 The Company has updated the timeline for the Product Line from ‘Q4-2021 to Q1 2022’ to Q2 2022. With the advancements in its research and development, the Company has prioritized its progression of psychedelic molecules.

[13]

This statement is based on the following material factors and assumptions: (a) the Company assumes it will enter into a contract with a licensed third-party vendor to undertake extensive preclinical characterization of target molecules on the Company’s behalf; (b) the Company anticipates to complete a number of animal models and the completion of Absorption, Distribution, Metabolism, and Excretion (“ADME”) profiles; (c) the Company assumes to enter into third party agreements in order to complete a range of additional preclinical programs including but not limited to dose-ranging studies in multiple animal species, toxicity studies in multiple animal species, genotoxicity studies, teratogenicity studies, along with neuropharmacological, pulmonary, and cardiovascular profiling before the final selection of drug candidates for entry into human trials; and (d) obtain an IND and/or a CTA to enter into clinical trials. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

[14]

The material factors and assumptions underlying this forward-looking statement are: (a) the Company has assessed the market size for nutraceutical products by obtaining market research from third parties. Such research also provides a detailed analysis of the market segment for medicinal mushrooms and adaptogens that would be relevant to the Company’s analysis of its market launch strategy. The Company believes that these sources are generally reliable but has assumed the accuracy and completeness of such information. The Company has not independently verified such information; (b) the Company has agreements in place with four U.S. suppliers (Maypro Industries LLC, Aloha Medicinals, Enerhealth Botanicals, LLC and Optima Products, LLC) and the Company assumes that such suppliers will fulfil their requirements under those agreements and will continue to maintain all necessary licences and approvals necessary to perform their obligations under the agreements; (c) the Product Line will, initially, only launch in the U.S. Under applicable U.S. law, there are no required approvals, licenses and/or permits required to in advance of launching the Company’s products; however, the Company is required to submit its marketing materials to the FDA within 30 days following the launch of the Product Line for a review of any medicinal claims made; and (d) the Company has contracted with a digital agency that has undertaken initial market research and feasibility work and pending a review, the Company will seek elements needed for a viable digital platform. The Company has not yet contracted with an external developer.

As of June 30, 2021, the Company has spent approximately $nil on the Product Line.

Since the date of the AIF, the Company has spent approximately $nil on the Product Line and, given that the Company has prioritized its progression of psychedelic molecules, it has made no progress the Product Line.

Technology Programs

The Company has been working on a number of fronts to establish an e-Commerce platform to support the education, sales and marketing of potential consumer and prescription mental wellness products, including but not limited to its line of nutraceutical products. The Company has undertaken commissioned market research activities to evaluate the market potential and the steps necessary to establish such a platform, along with commercial discussions with a number of parties that could assist the Company in building and accelerating its path to market.

The Company has begun work on the creation of a patient digital therapy platform (the “Digital Platform”). The Digital Platform is envisioned to help patients undergoing psychedelic therapies to memorialize the learning from their treatment sessions and to assist with the integration of such learnings into the patient’s psychotherapy program. Activities have been undertaken to establish the design of a Minimum Viable Product and to identify the necessary key modules and components.

On January 11, 2021, the Company announced that it has entered into an agreement with HI, LLC dba Kernel (“Kernel”) that will enable the Company to use Kernel Flow devices to potentially measure neural activity during psychedelic therapy.

On June 1, 2021, the Company announced its sponsorship of Kernel’s feasibility study of its Kernel Flow technology to measure ketamine’s psychedelic effect on cerebral cortex hemodynamics.15 While the Company previously announced that it delivery was expected in Q2 2021 and studies would commence in the second half of 2021, the Company has since decided to focus on sponsoring studies in the near term.

On July 13, 2021, the Company announced that it has commenced the next phase of the Company’s digital therapeutics platform which will better enable the evaluation of patient outcomes through a highly secure, patient-centered data analytics platform for better pre and post-psychedelic treatments16. The digital therapeutics platform, which is proprietary to Cybin and the subject of the Company’s 13th patent application, adds another dimension to the Company’s development programs17. Timelines for progression of the above technology programs, along with anticipated future spending are detailed in “Use of Proceeds” but there is no assurance that these timelines will be met or that these programs will become commercially viable.

As of June 30, 2021, the Company has spent approximately $266 on its technology programs.

Relationships with Third Parties

The Company’s research and development on its psychedelic pharmaceutical products is conducted by way of licensed partners including IntelGenx Corp. (“IntelGenx”). The Company also intends to sponsor clinical and other studies in conjunction with the University of the West Indies (the “UWI”) and other clinical trial sites. As of the date of this

[15]

The Company assumes timely delivery of the these devices, entering into contracts with selected academic research institutions and the approval of the final research study protocols. As of the date hereof, it has not yet completed the aforementioned items. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

[16]

The material factors or assumptions include, but are not limited to: (i) the demand for, and benefits of, the introduction of the digital therapy platform being materially accurate in light of the Company’s assessment of market and competitive conditions, and (ii) the individuals necessary to develop and operate the digital therapy platform being readily available, and willing to enter into favourable contractual arrangements with the Company in respect thereof.

[17]

Significant events that must occur to move forward with the proposed business objective include identifying the intended consumer, entering into third party agreements to develop the platform, and identifying and retaining qualified individuals to support the ongoing development and operation of the digital therapy platform. The material factors and assumptions include, but are not limited to: (i) the demand for, and benefits of, the introduction of the digital therapy platform being materially accurate in light of the Company’s assessment of market and competitive conditions, and (ii) the individuals necessary to develop and operate the digital therapy platform being readily available, and willing to enter into favourable contractual arrangements with the Company in respect thereof.

MD&A, the Company and the University of Washington are co-sponsoring a randomized, placebo-controlled clinical trial of psychedelic-assisted psychotherapy with psilocybin for frontline clinicians experiencing COVID-19 related distress.

On July 6, 2021, the Company entered into a collaboration agreement with Greenbrook TMS to establish mental health centers of excellence for the purpose of facilitating research and development of innovative psychedelic compound-based therapeutics for patients suffering from depression.

The Company uses third party FDA-registered manufacturers for its nutraceutical manufacturing and distribution. The Company has established contractual sources of synthetic GMP (as defined below) and non-GMP raw materials to support its development operations through licensed third-party suppliers located in Canada, the United States and the United Kingdom. Such raw materials are expected to be, in general, readily available and in adequate supply to meet the Company’s need for development quantities, or custom manufactured on the Company ‘s behalf.18 The prices of research quantities of psilocybin and novel psychedelic compounds are generally higher than commercial supply prices at significantly larger scale and the Company, therefore, expects its supply prices to reduce over time. Development and production of the Company’s proprietary novel compounds is performed under confidential contractual agreements.

The Company has conducted due diligence on each such third party, including but not limited to the review of necessary licences and the regulatory framework enacted in the jurisdiction of operation.

The Company intends to file an investigational new drug (“IND”) application with the FDA once a final formulation has been determined with respect to the Sublingual Film.19 Anticipated timelines related to regulatory filings are based on reasonable assumptions informed by current knowledge and information available to the Company. Further, the Company is dependent on the use of a contractor for is sublingual film and successful completion of final formulation before and IND application can be made. The resulting impact is a delay in the original estimated submission timeline.

Update on Use of Proceeds

The Company has committed the following capital expenditures to meet its planned growth and fund development activities and, as of June 30, 2021, there have not been, and the Company does not anticipate, any changes to its previously made disclosure about the Company’s intended use of proceeds except as described below.

The below table describes the differences between the Company’s anticipated use of proceeds from private placements as disclosed in the Listing Statement, as well as the Company’s public offering completed on February 4, 2021 as described in its final prospectus dated February 1, 2021 (the “February 2021 Prospectus”), and the Company’s actual use of proceeds from those financings as at June 30, 2021.

[18]

At this time the Company has not entered into commercial supply agreements and has no control over price or conditions. The Company has assumed that it will be able to enter into commercial supply agreements at such a time when there will be sufficient competition in the market which will render prices reasonable.

[19]

The Company has not yet held a pre-IND meeting with the FDA, in preparation for the filing of an IND application for the Sublingual Film. The Company has assumed that the FDA will grant such a Pre-IND meeting and that it will be able to complete the IND approval process; however, there is no guarantee that any such IND application will be accepted or granted by FDA. The Company has contracted with IntelGenx to develop a sublingual film formulation of psilocybin. IntelGenx has produced multiple formulation types but the final formulation has not been selected. Successful completion of formulation is necessary before clinical trials supplies can be provided to investigators.

Use of Available Funds ($000’s)(1)	Previous Disclosure Regarding Use of Proceeds in Listing Statement		Revised Disclosure Regarding Use of Proceeds in February 2021 Prospectus	Actual Use of Proceeds as at June 30, 2021		Revised Use of Proceeds at June 30, 2021	Current Use of Proceeds at June 30, 2021

Psilocybin Program
Chemically develop and synthesize psychedelic API	$432	(2)	Nil	$23		Nil	$(23)
Development of psilocybin Sublingual Film	$238		$238	$5		Nil	$233
Phase IIa MDD study completed with data	$600		$600	$994		$2,000	$1,606
Phase IIb MDD study completed with data	$1,000		$1,000	Nil		Nil	$1,000
Support of additional phase IIb study sites in Canada and the United States	N/A		$1,950	$242		Nil	$1,708
Commence microdose study with the Canadian Centre for Psychedelic Science	$50		$50	Nil		$(50)	Nil
Commence safety and efficacy clinical study with the UWI	$750		Nil	Nil		Nil	Nil	(4)

Deuterated Tryptamines Preclinical Programs
Progression of CYB003 for phase I studies readiness and utilization of the associated delivery platform	N/A		$5,720	$1,059		$(1,150)	$3,511
Progression of CYB004 for phase I studies readiness	N/A		$6,200	$623		$(2,950)	$2,627

Phenethylamine Preclinical Development Program
Phenethylamine preclinical development program	N/A		$2,600	$242		Nil	$2,358

Nutraceutical Products(5)
Inventory fulfilment	$200		$200	Nil		Nil	$200
Product deployment	$200		$200	Nil		Nil	$200
Nutraceutical marketing	$100		$100	Nil		Nil	$100

Technology
Marketing(6)	$2,000		$2,000	Nil		$(2,000)	Nil
Development of patient digital therapy platform	N/A		$2,600	$266		Nil	$2,334
Commence study utilizing Kernel Flow technology	N/A		$1,825	Nil		Nil	$1,825

Other
Transaction costs (legal fees, audit fees, transfer agent fees and other expenses)	$575		$1,678	$2,195		$4,108	$3,591
General and administrative	$4,800		$9,100	$10,526	(7)	$16,650	$15,224

Total use of funds	$10,945		$36,061	$16,175		$16,608	$36,494

Unallocated working capital(8)	$38,722		$32,907	$52,793		N/A	$32,474

TOTAL:	$49,667		$68,968	$68,968		N/A	$68,968

Notes:

(1)	Certain amounts have been converted from USD to CAD at an exchange rate of 1.24:1.

(2)

The actual cost is lower than previously anticipated, and as previously disclosed in the Listing Statement, as a result of the termination of the professional services agreement dated June 24, 2020 between Cybin Corp. and Smart Medicines GMP Inc. Prior to the date of the Listing Statement, the Company spent $1,500 on this milestone.

(3)	On April 6 2021, the Company provided notice to the Canadian Centre for Psychedelic Science (the “CCPS”) of its decision to terminate this arrangement.

(4)	The Listing Statement inadvertently duplicated this milestone, which forms part of the estimated cost of the phase IIa and phase IIb MDD study listed below.

(5)	The Company is evaluating the commercial viability of the Product Line and any future launch within the context of prioritizing the research and development progression of psychedelic molecules.

(6)

The Company is evaluating the commercial viability of the Product Line and any future launch within the context of prioritizing the research and development progression of psychedelic molecules. The material factors and assumptions underlying this forward-looking statement are: (a) the Company has assessed the market size for nutraceutical products by obtaining market search from third parties. Such research also provides a detailed analysis of the market segment for medicinal mushrooms and adaptogens that would be relevant to the Company’s analysis of its market launch strategy. The Company believes that these sources are generally reliable but has not independently verified such information; (b) the Company has agreements in place with four U.S. suppliers (Maypro Industries LLC, Aloha Medicinals, Enerhealth Botanicals, LLC and Optima Products, LLC) and the Company assumes that such suppliers will fulfil their requirements under those agreements and will continue to maintain all necessary licences and approvals necessary to perform their obligations under the agreements; and (c) the Product Line is being explored for an initial launch in the U.S. Under applicable U.S. law, there are no required approvals, licenses and/or permits required to in advance of launching the Company’s products, however, the Company is required to submit its marketing materials to the FDA within 30 days following the launch of the Product Line for a review of any medicinal claims made; and (d) the Company has contracted with a digital agency that has undertaken initial market research and feasibility work and pending a review, the Company will seek elements needed for a viable digital platform. The Company has not yet contracted with an external developer.

(7)	General and administrative expenses are comprised of payroll consulting and benefits $3,258, office and administrative $1,373, marketing investor relations $5,895.

(8)	The unallocated working balance will be held in short-term, investment grade, interest-bearing securities, in government securities or in bank accounts at the discretion of management.

The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained.

The expected use of net proceeds from the Company’s financing activities represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities or incur debt to do so.

Certain COVID-19 related risks could delay or slow the implementation of the planned objectives resulting in additional costs for the Company to achieve its business objectives. The extent to which COVID-19 may impact the Company business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada, the United States, Jamaica, and other countries to contain and treat the disease. As these events are highly uncertain and the Company cannot determine their potential impact on operations at this time. The COVID-19 pandemic may negatively impact the Company’s business through disruption of supply and manufacturing, which would influence the amount and timing of planned expenditure. For example, prolonged disruptions in the supply of goods and services relied on by the Company to develop its products or restrictions resulting from government regulations that impact the Company ability to conduct its studies and clinic trials, may adversely impact the Company’s business.

Update on Stated Milestones and Business Objectives

The below table is intended to provide an update, as at June 30, 2021, on the Company’s business objectives and milestones, as disclosed in the February 2021 Prospectus. The February 2021 Prospectus , which is available on SEDAR at www.sedar.com, identified certain business milestones of the Company, which are reproduced below. As of June 30, 2021, the Company provided the status of these milestones, the actual or revised estimated costs and the revised date of expected completion thereof, if applicable. Further, the Company has included additional objectives and milestones that have been identified since the date of the February 2021 Prospectus.

The following are “forward-looking statements” and as such, there is no guarantee that such milestones will be achieved on the timelines indicated or at all. Forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. See “Forward-Looking Statements” and “Risk Factors”.

Objective	Milestone(1)(2)	Prior Estimated Cost in February 2021 Prospectus(3)		Actual or Revised Estimated Cost (3)		Actual/Estimated Timeframe for Completion(4)(5)	Status
Psilocybin Program	Chemically develop and synthesize psychedelic APIs(6)	$150		Nil		Q1 2021	Completed(7)
	Development of psilocybin Sublingual Film(8)	$238		$238		Q3 2021(19)	In process
	Phase IIa MDD study completed with data(9)	$600		$2,600	(19)	Q4 2021(19)	Not started(25)
	Phase IIb MDD study completed with data(9)	$1,000		$1,000		Q2 2022(19)	Not started
	Support of additional phase IIb study sites in Canada and the United States(10)	$1,950		$1,950		Q2 2022(20)	In process
	Commence microdose study with the Canadian Centre of Psychedelic Science(11)	$50		Nil		N/A	Cancelled
	Commence safety and efficacy clinical study with the UWI(12)	$750		Nil	(13)	N/A	N/A

Deuterated Tryptamines Preclinical Programs	Progression of CYB003 to phase I studies and development of the associated delivery platform(14)	$5,720		$4,570	(21)	Q1 2022(14)	In process
	Progression of CYB004 to phase I studies(14)	$6,200		$3,250	(22)	Q2 2022(14)	In process
Phenethylamine Preclinical Program	Progression of phenethylamine candidate to phase I studies(15)	$2,600		$2,600		Q4 2022 – Q1 2023(23)	In process

Nutraceutical Products	Inventory fulfillment	$200		$200		Q2 2022	Not started
	Product deployment	$200		$200		Q2 2022	Not started
	Marketing	$100		$100		Q2 2022	Not started

Technology Programs	Marketing(16)	$2,000		Nil	(24)	TBD	On hold
	Development of patient digital therapy platform(17)	$2,600		$2,600		Q4 2021	In process
	Sponsorship of studies utilizing Kernel Flow technology(10)	$1,825		$1,825		Q4 2021 – Q4 2022	Not started

	TOTAL	$25,433	(18)	$21,133

Notes:

(1)	There may be circumstances where for sound business reasons the Company reallocates the funds or determines to not proceed with a milestone.

(2)	Subject to receipt of all necessary approvals, including the academic and scientific organizations with which the Company is working.

(3)	Certain amounts have been converted from USD to CAD at an exchange rate of 1.24:1 and all dollar amounts presented in thousands.

(4)	The total expenditure may be incurred by the Company after the relevant quarter that is indicated as the target timeframe for completion.

(5)	Based on a calendar year-end.

(6)

This milestone was previously expected to be completed in Q2 2021, as disclosed in the Listing Statement. However, the milestone was completed earlier than expected, in Q1 2021, due to frustration between Smart Medicines GMP Inc. and Cybin Corp. and this resulted in the termination of the professional services agreement dated June 24, 2020 between Cybin Corp. and Smart Medicines GMP Inc. See “History of the Company” in the AIF. With the acquisition of Adelia, the Company secured an alternative to the Deliverables (as defined below) and now has in-house ability to develop molecules which can be scaled to GMP quantities. See “History of the Company” in the AIF. There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocybin and other analogues. The Company expects to work with Adelia to provide psilocybin API for further studies, commercial oral film manufacturing and potential sales to research institutes. See “Risk Factors”.

(7)

The actual cost is lower than previously anticipated, and as previously disclosed in the Listing Statement, and February 2021 Prospectus, as a result of the termination of the professional services agreement dated June 24, 2020 between Cybin Corp. and Smart Medicines GMP Inc. See “History of the Company” in the AIF.

(8)

Certain risks associated with the development of psilocybin Sublingual Film include final approval from the IRB and the import/export timeline. The material factors and assumptions underlying this forward-looking statement are: (a) drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. Such timelines are also based upon discussions with local experts in Jamaica. The Company applied to IRB and the MOH in September 2020 and has received approval from the IRB in May 2021 to begin the phase IIa study but the MOH approval is required to begin the export process of study materials to the study site and any delays in the export/import permitting or logistics may impact the study initiation timeline. There is no guarantee that the MOH approval will be approved in time to allow study completion in December 2021, or at all. As of the date hereof, other than the IRB, it has neither determined, nor applied for, the approvals, permits, and/or licenses which may be required to complete the phase IIa study. While timely and successful completion of the phase IIa study will be required before the Company will initiate the IIb study, the Company has secured adequate supply of raw material to complete the phase IIa and phase IIb studies. Further, the Company has contracted with IntelGenx to develop a sublingual film formulation of psilocybin. IntelGenx has produced multiple formulation types but the final formulation has not been selected. Successful completion of formulation is necessary before clinical trials supplies can be provided to investigators.

(9)

Assuming 40 patients participate in the Phase IIa trial and 120 patients participate in the Phase IIb trial. Such anticipated costs do not include fees associated with the following, which could increase the amounts quoted: legal; statistical analysis; data management; drug/product development; and salaries and wages associated with the hiring of a regulatory expert as well as a medical director. In addition, anticipated costs may be impacted by a number of factors, including but not limited to (i) delays due to the impact of COVID-19; (ii) import/export delays or restrictions; (iii) successful completion of phase IIa so that the Company may proceed with phase IIb; and (iv) obtaining required permits and applicable regulatory approvals. The material factors and assumptions underlying this forward-looking statement are: (a) drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. Such timelines are also based upon discussions with local experts in Jamaica. industry examples, and the Company’s development efforts to date. Such timelines are also based upon discussions with local experts in Jamaica. The Company applied to IRB and the MOH in September 2020 and has received approval from the IRB in May 2021 to begin the phase IIa study but the MOH approval is required to begin the export process of study materials to the study site and any delays in the export/import permitting or logistics may impact the study initiation timeline. There is no guarantee that the MOH approval will be approved in time to allow study completion in December 2021, or at all. As of the date hereof, other than the IRB, it has neither determined, nor applied for, the approvals, permits, and/or licenses which may be required to complete the phase IIa study. While timely and successful completion of the phase IIa study will be required before the Company will initiate the IIb study, the Company has secured adequate supply of raw material to complete the phase IIa and phase IIb studies. Further, the Company has contracted with IntelGenx to develop a sublingual film formulation of psilocybin. IntelGenx has produced multiple formulation types but the final formulation has not been selected. Successful completion of formulation is necessary before clinical trials supplies can be provided to investigators. See “Risk Factors”.

(10)

The Kernel Flow study, Palliative Care study, and the addition of phase IIb study sites in the U.S. and Canada will require the identification and recruitment of investigators, development of acceptable study protocols, and IRB approvals. See “Risk Factors”.

(11)

On April 6, 2021, the Company provided notice to the CCPS of its decision to terminate this arrangement, as a result, the actual cost is lower than previously anticipated, and as previously disclosed in the Listing Statement and February 2021 Prospectus. See “History of the Company” in the AIF.

(12)

Subject to receipt of all necessary regulatory approvals in Jamaica or other jurisdictions. IRB application filed in Jamaica in September 2020 with the UWI and the Ministry of Health for a phase IIa bioequivalence study and phase IIb efficacy study. The Company has received conditional approval from the IRB but final approval has not been granted at this time. See “Risk Factors”.

(13)	The Listing Statement inadvertently duplicated this milestone, which forms part of the estimated cost of the phase IIa and phase IIb MDD study listed below.

(14)

Deuterated Tryptamines Preclinical Programs and Phenethylamine Preclinical Program are new objectives following completion of the Adelia Transaction. These business objectives require clinical trial sites, contract manufacturers, certain scale-ups in operation, etc. which may impact the time frame that these are completed. The proceeds allocated include estimated costs associated with the progression of CYB003 to phase I studies and development of the associated delivery platforms, the progression of CYB004 to phase I studies and the progression of phenethylamine candidate to phase I studies. The anticipated timeline for completing this objective is Q1 2022 and Q2 2022 for CYB003 and CYB004, respectively, updated from the prior estimate of late calendar 2021 to early calendar 2022 and Q1 2022, respectively, which is based on, among others, the following material assumptions: (a) the timely and successful completion of certain preclinical studies including but not limited to: (i) complete the development of stable formulations utilizing these APIs; (ii) the development and validation of analytical methods for such formulations; (iii) the scale up of API production processes beyond laboratory scale will be suitable for entry into animal and human studies; (iv) studies of the stability of such formulations will be suitable for human studies; and (v) the development of Chemistry, Manufacturing and Controls to meet cGMP (as defined below); and (b) the Company assumes it will enter into agreements with certain third party vendors to complete a range of additional preclinical programs before the final selection of drug candidates for entry into human trials. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. See “Risk Factors”.

(15)

This statement is based on the following material factors and assumptions: (a) the Company assumes it will enter into a contract with a licensed third-party vendor to undertake extensive preclinical characterization of target molecules on the Company’s behalf; (b) the Company anticipates to complete a number of animal models and the completion of ADME profiles; and (c) the Company assumes to enter into third party agreements in order to complete a range of additional preclinical programs including but not limited to dose-ranging studies in multiple animal species, toxicity studies in multiple animal species, genotoxicity studies, teratogenicity studies, along with neuropharmacological, pulmonary, and cardiovascular profiling before the final selection of drug candidates for entry into human trials. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

(16)

The Company is evaluating the commercial viability of the Product Line and any future launch within the context of prioritizing the research and development progression of psychedelic molecules. The material factors and assumptions underlying this forward-looking statement are: (a) the Company has assessed the market size for nutraceutical products by obtaining market search from third parties. Such research also provides a detailed analysis of the market segment for medicinal mushrooms and adaptogens that would be relevant to the Company’s analysis of its market launch strategy. The Company believes that these sources are generally reliable but has not independently verified such information; (b) the Company has agreements in place with four U.S. suppliers (Maypro Industries LLC, Aloha Medicinals, Enerhealth Botanicals, LLC and Optima Products, LLC) and the Company assumes that such suppliers will fulfil their requirements under those agreements and will continue to maintain all necessary licences and approvals necessary to perform their obligations under the agreements; (c) the Product Line is being explored for an initial launch in the U.S. Under applicable U.S. law, there are no required approvals, licenses and/or permits required to in advance of launching the Company’s products, however, the Company is required to submit its marketing materials to the FDA within 30 days following the launch of the Product Line for a review of any medicinal claims made; and (d) the Company has contracted with a digital agency that has undertaken initial market research and feasibility work and pending a review, the Company will seek elements needed for a viable digital platform. The Company has not yet contracted with an external developer.

(17)

The proceeds allocated include estimated costs associated with the ongoing development of the patient digital platform. Significant events that must occur to move forward with the proposed business objective include identifying the intended consumer, entering into third party agreements to develop the platform, and identifying and retaining qualified individuals to support the ongoing development and operation of the digital therapy platform. The anticipated timeline for completing this objective is late Q4 2021 which is based on certain material factors or assumptions including, but not limited to: (i) the demand for, and benefits of, the introduction of the digital therapy platform being materially accurate in light of the Company’s assessment of market and competitive conditions, and (ii) the individuals necessary to develop and operate the digital therapy platform being readily available, and willing to enter into favourable contractual arrangements with the Company in respect thereof.

(18)	The Listing Statement inadvertently duplicated a milestone in the amount of $50 related to the “Initiate Microdose safety and efficacy study” milestone.

(19)

The Company expects to spend $2,600 to complete the phase IIa study by Q4 2021, an increase in cost of $2,000. Anticipated timelines and spending regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

(20)

In addition to initial patient recruitment at UWI, the Company anticipates recruiting additional clinical sites in the U.S. and Canada. Completion of the recruitment and study of patients is estimated to be performed by the end of calendar 2021. The Company expects to spend $1,950 to complete the phase IIb study by Q2 2022. Anticipated timelines and spending regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

(21)

The Company anticipates that its CYB003 program may deliver a drug candidate suitable for entry into phase I clinical studies by Q1 2022. The Company expects to spend $4,570 to advance preclinical development of CYB003 by Q1 2022, a decrease from the previous estimate of $5,720. Anticipated timelines and spending regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

(22)

The Company expects to spend $3,250 to advance preclinical development of CYB004 by Q1 2022, a decrease in the previous estimate of $6,200. The change is not a reflection of a decrease in spend to accomplish the milestone, but rather a decrease in the amount that the Company expects to incur in the next twelve months. Anticipated timelines and spending regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

(23)

The Company anticipates that its phenethylamine program may deliver a drug candidate suitable for entry into phase I clinical studies by Q1 2023. Anticipated timelines and spending regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

(24)

The project is on hold and the spend reduced to $nil. With the advancements in its research and development the Company has shifted its focus and resources to its progression of psychedelic molecules This project will be resumed once the Company progresses with the Product Line.

(25)	The project spend up to June 30, 2021 relates to preparatory work only. The study has not yet commenced.

The allocation of capital towards the Company’s ongoing projects and programs is largely dependent on the success, or difficulties encountered, in any particular portion of the process and therefore the time involved in completing it; in turn the time and costs associated with completing each step are highly dependent on the incremental results of each step and the results of other programs, and the Company’s need to be flexible to rapidly reallocate capital to projects whose results show the greatest potential. As such, it is difficult for the Company to anticipate the timing and costs associated with taking the projects to their next planned stage, and the Company cannot make assurances that the foregoing estimates will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, investors are cautioned not to put undue reliance on the foregoing estimates.

Moreover, identifying the timing and costs of such projects beyond their immediate next steps go to the core differentiating factors with respect to the Company and its competitors. The disclosure of prospective costs and timing other than as already disclosed by the Company would negatively impact shareholder value and undermine the Company’s proprietary technology. In keeping with pharmaceutical industry practice, it is the Company’s policy to disclose these details in conjunction with its financial statements, and to publicly disclose published patent applications, published scientific papers, scientific symposia and the attainment of key milestones only. In addition, the premature disclosure of proprietary data would have a material and adverse effect on the Company’s patent and other intellectual property rights and could result in the breach of confidentiality obligations.

Major Objectives

As of the date of this MD&A, the Company has five major objectives which have not generated revenue. The following is a description of each such objective, including a description of the Company’s plan for such objective, the status of the objective relative to the Company’s plan for such objective and anticipated expenditures to advance the objective to the next stage of the Company’s plan for the specific objective.

Psilocybin Program

The Company has contracted with IntelGenx to undertake the development of a sublingual film formulation of psilocybin. To date, an array of drug formulation candidates have been created and the Company continues to pursue the optimization of certain characteristics of these formulations including but not limited to composition, membrane permeation and stability. The Company expects to spend $238 to complete formulation development by the end of Q2 2021.

Upon completion of these formulation activities, and subject to receiving the necessary permits, licenses and approvals, the Company plans to undertake a phase IIa pharmacokinetics study. The objective of this phase IIa study shall be to determine a dosage of the sublingual film formulation that is deemed to be equivalent to a 25mg capsule of psilocybin administered orally. The Company expects to spend $2,600 to complete the phase IIa study by Q4 2021, an increase in cost of $2,000. Anticipated timelines and spending regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

Upon completion of the phase IIa trial, assuming that an appropriate dose of the sublingual film is able to be identified, the Company plans to enter into a phase IIb clinical trial in 120 patients with Major Depressive Disorder. In addition to initial patient recruitment at UWI, the Company anticipates recruiting additional clinical sites in the U.S. and Canada. Completion of the recruitment and study of patients is estimated to be performed by the end of calendar 2021. The

Company expects to spend $1,950 to complete the phase IIb study by Q2 2022. The Company cannot at this time estimate the cost of bringing the sublingual film formulation to market as much of the associated costs depend on the outcomes of the phase II and phase III clinical trials. Further, there is no assurance that the aforementioned timelines will be met or that the phase IIa and phase IIb studies will advance to clinical trials, at all. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

As part of its continuing understanding of psilocybin, the Company has sponsored $50 for the commencement of a psilocybin microdosing study by the CCPS. On April 6, 2021, the Company provided notice to the CCPS of its decision to terminate this arrangement, as a result, the actual cost is lower than previously anticipated, and as previously disclosed in the February 2021 Prospectus.

Deuterated Tryptamines Preclinical Programs

The Company is investigating the development of short-acting tryptamines with the aim of creating clinical development candidates suitable for phase I clinical research, utilizing (i) the chemical modification of tryptamine derivatives through the selective substitution of hydrogen atoms within the tryptamine molecules with deuterium; and (ii) the combination of such deuterated tryptamine derivative molecules with selected drug delivery methods, including but not limited to oral, sublingual, orally-dissolving tablets, inhalation methods, intravenous and intramuscular delivery.

In order to assess the feasibility and viability of these deuterated tryptamine derivatives entering phase I clinical studies, the Company has and will contract with reputable and licensed third-party vendors to undertake extensive preclinical characterization of target molecules on the Company’s behalf. These activities include but are not limited to: the synthesis of such molecules as APIs at laboratory scale, the development and optimization of production processes for such APIs. To date, the Company has undertaken sufficient work to enable selection of two deuterated tryptamine candidates and has scaled up production processes to optimize and maximize yields and ensure the drug candidates meet the required purity levels. In vitro proof of principal in animal models has been completed to ensure selection of molecules with optimal anticipated pharmacokinetics best suited for future phase I clinical trials.

Further preclinical development activities over the next 12 months are anticipated to include the development of stable formulations utilizing such APIs, the development and validation of analytical methods for such formulations, the scale up of API production processes beyond laboratory scale, suitable for entry into animal and human studies, studies of the stability of such formulations suitable for human studies, the development of Chemistry, Manufacturing and Controls to meet current Good Manufacturing Processes (“cGMP”). There is no assurance that the aforementioned timelines will be met or that the studies will advance to clinical trials, at all.

Further the Company’s third party vendors will be responsible for completing a range of additional preclinical programs including but not limited to dose-ranging studies in multiple animal species, toxicity studies in multiple animal species, genotoxicity studies, teratogenicity studies, along with neuropharmacological, pulmonary, and cardiovascular profiling, before the final selection of drug candidates for entry into human trials. The Company intends to complete these studies, and collect further relevant safety and toxicity data, prior to the filing for an IND application with FDA, a Clinical Trial Application (“CTA”) with Health Canada, or other similar application with regulatory bodies in other jurisdictions. There is no assurance that the aforementioned timelines will be met or that the studies will advance to clinical trials, at all.

The Company anticipates that its CYB003 program may deliver a drug candidate suitable for entry into phase I clinical studies by Q1 2022. The Company expects to spend $4,570 to advance preclinical development of CYB003 byQ1 2022, a decrease from the previous estimate of $5,720. The change is not a reflection of a decrease in spend to accomplish the milestone, but rather a decrease in the amount that the Company expects to incur in the next twelve months. The Company cannot at this time estimate the cost of bringing CYB003 to market as much of the associated costs depend on the outcomes of the phase I and phase II clinical trials. Further, there is no assurance that the aforementioned timelines will be met or that the CYB003 program will advance to clinical trials, at all. Anticipated spending regarding drug development is based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

The Company anticipates that its CYB004 program may deliver a drug candidate suitable for entry into phase I clinical studies by Q2 2022, updated from the prior estimate of Q1 2022. The Company expects to spend $3,250 to advance preclinical development of CYB004 byQ1 2022, a decrease in the previous estimate of $6,200. The change is not a reflection of a decrease in spend to accomplish the milestone, but rather a decrease in the amount that the Company expects to incur in the next twelve months. The Company cannot at this time estimate the cost of bringing CYB004 to market as much of the associated costs depend on the outcomes of the phase I and phase II clinical trials. Further, there is no assurance that the aforementioned timelines will be met or that the CYB004 program will advance to clinical trials, at all. Anticipated spending regarding drug development is based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

The Company has started research on DMT like molecules. This is a tryptamine that is being researched and modified for the potential use in psychiatric patients by oral administration. Research is ongoing to identify the best development candidate and is subject to receipt of all necessary approvals.

Phenethylamine Program

The Company is investigating the development of phenethylamine derivatives with the aim of creating clinical development candidates suitable for phase I clinical research, utilizing (i) the chemical modification of phenethylamine derivatives; and (ii) the combination of such phenethylamine derivative molecules with selected drug delivery methods, including but not limited to sublingual delivery, orally dissolving tablets, inhalation methods, intravenous and intramuscular delivery.

Work on the synthesis and optimization of these molecules has only recently begun at a licensed third-party vendor. In order to assess the feasibility and viability of these phenethylamine derivatives entering phase I clinical studies, the Company has and will contract with reputable and licensed third-party vendors to undertake extensive preclinical characterization of target molecules on the Company’s behalf. These activities include, but are not limited to: the synthesis of such molecules as API at laboratory scale, the development and optimization of production processes for such APIs, the development of stable formulations utilizing these APIs, the development and validation of analytical methods for such formulations, the scale up of API production processes beyond laboratory scale, suitable for entry into animal and human studies, studies of the stability of such formulations suitable for human studies, the development of Chemistry, Manufacturing and Controls to meet current cGMP.

In addition, utilizing the expertise of selected third parties, the Company intends to oversee the study of the pharmacokinetic profiles of its formulations in a number of animal models and the completion of Absorption, Distribution, Metabolism, and Excretion profiles. Further, the Company’s licensed third party vendors will be responsible for completing a range of additional preclinical programs including but not limited to dos-ranging studies in multiple animal species, toxicity studies in multiple animal species, genotoxicity studies, teratogenicity studies, along with neuropharmacological, pulmonary, and cardiovascular profiling, before the final selection of drug candidates for entry into human trials.

The Company intends to complete these studies, and collect further relevant safety and toxicity data, prior to the filing for an IND application with the FDA, a CTA with Health Canada, or other similar application with regulatory bodies in other jurisdictions.

The Company anticipates that its phenethylamine program may deliver a drug candidate suitable for entry into phase I clinical studies by Q1 2023. The Company expects to spend $2,600 to complete preclinical development of a phenethylamine drug candidate by the end of calendar 2022. The Company cannot at this time estimate the cost of bringing a phenethylamine drug candidate to market as much of the associated costs depend on the outcomes of the phase I and phase II clinical trials. Further, there is no assurance that the aforementioned timelines will be met or that such studies will advance to clinical trials, at all. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The result is revised spending estimates.

Nutraceutical Products

The Company is evaluating the commercial viability of the Product Line and any future launch within the context of prioritizing the research and development progression of psychedelic molecules. The Company has contracts with suppliers to source a range of functional mushroom-based nutraceutical products when the Company determines the Product Line launch is viable. The Company is evaluating the competitive differentiators of this range of products such as unique combinations of nonregulated functional mushrooms with adaptogens and proprietary mushroom ingredients, supported by published clinical studies.

In the United States, foods, drugs and dietary supplements are subject to extensive regulation. The FFDCA and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacturing, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. The Company must ensure that all promotion and marketing, distribution, and labeling of any of its planned Product Line comply with the U.S. regulations, including the FFDCA and the FDA.

With the advancements in its research and development, the Company has prioritized progression of psychedelic molecules. As a result, the Company expects to complete its anticipated milestones by Q2 2022.

Technology Programs

The Company has been working on a number of fronts to establish an e-Commerce platform to support the education, sales and marketing of potential consumer and prescription mental wellness products, including but not limited to its line of nutraceutical products. The Company has undertaken commissioned market research activities to evaluate the market potential and the steps necessary to establish such a platform, along with commercial discussions with a number of parties that could assist the Company in building and accelerating its path to market. The project is on hold and the spend reduced to NIL. With the advancements in its research and development, the Company has prioritized progression of psychedelic molecules. This project will be resumed once the Company progresses with the Product Line.

The Company has begun work on the creation of a Digital Platform. The Digital Platform is envisioned to help patients undergoing psychedelic therapies to memorialize the learning from their treatment sessions and to assist with the integration of such learnings into the patient’s psychotherapy program. Activities have been undertaken to establish the design of a Minimum Viable Product and to identify the necessary key modules and components. Following this first step, the Company intends to undertake activities to support the buildout and preparation for launch of the Digital Platform by the end of calendar 2021. The Company expects to spend $2,600 to complete the establishment and launch of the Digital Platform by the end of calendar 2021.

The Company recently announced an agreement with Kernel that will enable the Company to use Kernel Flow devices to potentially measure neural activity during psychedelic therapy. While the Company previously announced that it delivery was expected in Q2 2021 and studies would commence in the second half of 2021, the Company has since decided to focus on sponsoring studies in the near term. On June 1, 2021, the Company announced its sponsorship of Kernel’s feasibility study of its Kernel Flow technology to measure Ketamine’s psychedelic effect on cerebral cortex hemodynamics. The Company expects to spend $1,825 to undertake clinical studies utilizing these devices by the end of calendar 2021. There is no guarantee that the use of such devices in clinical studies will result in a commercially viable product and there is no assurance that the aforementioned timelines will be met or that such studies will advance to clinical trials, at all.

The material factors or assumptions used to develop the estimated costs disclosed above are included in the “Cautionary Note Regarding Forward-Looking Information” section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risk Factors” in this MD&A or unforeseen events.

Other than as described in the AIF and herein, to the knowledge of management, there are no other particular significant events or milestones that must occur for the Company’s initial business objectives in the next 12 months to be accomplished. However, there is no guarantee that the Company will meet its business objectives or milestones described above within the specific time periods, within the estimated costs or at all. The Company may, for sound business reasons, reallocate its time or capital resources, or both, differently than as described above.

Intellectual Property

Cybin has title to twelve provisional patent applications, and one PCT application including claims directed to compositions of matter and methods of use in support of its research and development and pre-clinical trial programs.

	Patent Application Number	Jurisdiction of Filing	Status	Description
1	63/189,449	United States	Pending Application	Formulations of psilocybin, related compounds, and methods of use

2	PCT/IB2021/054340	Canada	Pending Application	Formulations of tryptamines, related compounds, and methods of use

3	63/067,303	United States	Pending Application	Compositions and methods of use related to phenethylamines

4	63/086,830	United States	Pending Application	Treatment Protocols for Inhalation Delivery of Psychedelic Medications

5	63/088,685	United States	Pending Application	Compositions of deuterated phenethylamine serotonin 5-HT2A-selective agonists and methods of use

6	63/114,738	United States	Pending Application	Compositions of deuterated tryptamine derivatives and methods of use

7	63/114,769	United States	Pending Application	Treatment Protocols for Inhalation Delivery of Psychedelic Medications

8	63/131,974	United States	Pending Application	Compositions of phenethylamine derivatives and methods of use

9	63/137,250	United States	Pending Application	Compositions of phenethylamine related compounds effective serotonin 5-HT2A-selective agonists and methods of use

10	63/157,118	United States	Pending Application	Deuterated tryptamine derivatives and methods of use

11	63/162,749	United States	Pending Application	Pharmaceutically acceptable formulations of tryptamine related compounds and methods of use

12	63/219,880	United States	Pending Application	Integrated data collection devices for use in psychotherapy

13	17/394,038	United States	Pending Application	Deuterated tryptamine derivatives and methods of use

The provisional patent applications cover a wide range of novel psychedelic compounds from different classes including targeted structural modifications to improve the drugs pharmacokinetic characteristics and safety profiles without altering their receptor binding. Novel drug delivery platform claims are expected to enable administration of the psychedelic drugs with faster onset of action, higher bioavailability by way of bypassing liver metabolism and are expect to offer more control for better patient experience and optimized therapeutic outcomes.

Cybin has also filed applications for registration of fourteen trademarks, including Cybin™, Cybin Therapeutics™, Journey™, Mushroom & Friends™, It’s not magic. It’s mushrooms™, Psilotonin™ and Embark™.

The Company’s mission to discover, develop and deploy psychedelic inspired medicines encompasses the research and development of potential new and improved psychedelic inspired medicines ranging from proprietary psychedelic compounds for use as API, specific formulations thereof, and specific uses for compounds and formulations. As the Company generates new data it will continue to file or acquire additional patent applications throughout the Company’s development program.

On July 8, 2021, the Company announced its scaling up of its European operations though its recently formed wholly owned Ireland subsidiary, Cybin IRL Limited. In connection with the formation of the Ireland subsidiary, the Company transferred its intellectual property assets to this entity.

Regulatory Framework and Licensing Regime

Canada

Psychedelics

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as psilocybin and other psychedelic substances, whether natural or novel. The provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as the Ontario Health Insurance Plan, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

Certain psychoactive compounds, such as psilocybin, are considered controlled substances under Schedule III of the Controlled Drugs and Substances Act (Canada) (the “CDSA”). In order to conduct any scientific research, including pre-clinical and clinical trials, using psychoactive compounds listed as controlled substances under the CDSA, an exemption under Section 56 of the CDSA (“Section 56 Exemption”) is required. This exemption allows the holder to possess and use the controlled substance without being subject to the restrictions set out in the CDSA. The Company has not applied for a Section 56 Exemption from Health Canada.

The possession, sale or distribution of controlled substances is prohibited unless specifically permitted by the government. A party may seek government approval for a Section 56 Exemption to allow for the possession, transport or production of a controlled substance for medical or scientific purposes. Products that contain a controlled substance such as psilocybin cannot be made, transported or sold without proper authorization from the government. A party can apply for a Dealer’s Licence under the Food and Drug Regulations (Part J). In order to qualify as a licensed dealer, a party must meet all regulatory requirements mandated by the regulations including having compliant facilities, compliant materials and staff that meet the qualifications under the regulations of a senior person in charge and a qualified person in charge. Assuming compliance with all relevant laws (Controlled Drugs and Substances Act, Food and Drugs Regulations) and subject to any restrictions placed on the licence by Health Canada, an entity with a Dealer’s Licence may produce, assemble, sell, provide, transport, send, deliver, import or export a restricted drug (as listed in Part J in the Food and Drugs Regulations – which includes psilocybin and psilocin) (see s. J.01.009 (1) of the Food and Drug Regulations).

The Company intends to sponsor and work with licensed third parties to conduct any clinical trials and research and does not handle controlled substances. If the Company were to conduct this work without the reliance on third parties, it would need to obtain additional licences and approvals described above.

Non-Psychedelics

NHPs, prescription drugs, and non-prescription drugs are all classified and regulated under the Canadian FDA.

The product safety, quality, manufacturing, packaging, labeling, storage, importation, advertising, distribution, sale and clinical trials of NHPs, drugs, cosmetics and foods are subject to regulation primarily under the Canadian FDA and associated regulations, including the Food and Drug Regulations, Cosmetic Regulations and the Natural Health Products Regulations, and related Health Canada guidance documents and policies (collectively, the “Canadian Regulations”). In addition, drugs and NHPs are regulated under the federal Controlled Drugs and Substances Act if the product is considered a “controlled substance” or a “precursor,” as defined in that statute or in related regulatory provisions.

Health Canada is primarily responsible for administering the Canadian FDA and the Canadian Regulations.

Health Canada and the Canadian Regulations also set out requirements for establishment and site licences, market authorization for drugs and NHP licences. Each NHP must have a product licence or a Homeopathic Medicine Number (“DIN-HM”) issued by Health Canada before it can be sold in Canada. Health Canada assigns a natural health product number (“NPN”) to each NHP once Health Canada issues the licence for that NHP. The Canadian Regulations require that all drugs and NHPs be manufactured, packaged, labeled, imported, distributed and stored under Canadian Good Manufacturing Practices (“GMP”) or the equivalent thereto, and that all premises used for manufacturing, packaging, labeling and importing drugs and NHPs have a site licence (NHPs) or establishment licence (drugs), which requires GMP compliance. The Canadian Regulations also set out requirements for labeling, packaging, clinical trials and adverse reaction reporting.

Health Canada and the Canadian Regulations, among other things, govern the manufacture, formulation, packaging, labeling, advertising and sale of NHPs and drugs, and regulate what may be represented on labels and in promotional materials regarding the claimed properties of products. The Canadian Regulations also require NHPs and drugs sold in Canada to affix a label showing specified information, such as the proper and common name of the medicinal and non- medicinal ingredients and their source, the name and address of the manufacturer/product licence holder, its lot number, adequate directions for use, a quantitative list of its medical ingredients and its expiration date. In addition, the Canadian Regulations require labeling to bear evidence of the marketing authorization as evidenced by the designation drug identification number, DIN-HM or NPN, followed by an eight-digit number assigned to the product and issued by Health Canada.

The Company’s expected nutraceutical products will be considered “food” and, as such, will be principally regulated under the Canadian FDA and the Canadian Regulations. The Company must ensure that the labelling, marketing and selling of any of its products comply with the Canadian FDA, including by ensuring that the Company’s products are not packaged or marketed in a manner that is misleading or deceptive to a consumer.

United States

The FDA and other federal, state, local and foreign regulatory agencies impose substantial requirements upon the clinical development, approval, labeling, manufacture, marketing and distribution of drug products. These agencies regulate, among other things, research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of any prescription drug product candidates or commercial products. The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Moreover, failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market. The Company intends to file an IND application with the FDA once a final formulation has been determined.20 Anticipated timelines related to regulatory filings are based on reasonable assumptions informed by current knowledge and information available to the Company. Further, the Company is dependent on the use of a contractor for is sublingual film and successful completion of final formulation before an IND application can be made. The resulting impact is a delay in the original estimated submission timeline.

Psilocybin, psilocin, dimethyltryptamine, and 5-Methoxy-N-N-dimethyltryptamine are strictly controlled under the CDSA as Schedule I substances. Schedule I substances by definition have no currently accepted medical use in the United States, a lack of accepted safety for use under medical supervision, and a high potential for abuse. Schedule I and II drugs are subject to the strictest controls under the CDSA, including manufacturing and procurement quotas, security requirements and criteria for importation. Anyone wishing to conduct research on substances listed in Schedule I under the CDSA must register with the U.S. Drug Enforcement Administration (“DEA”), and obtain DEA approval of the research proposal.

The FDA also regulates the formulation, manufacturing, preparation, packaging, labeling, holding, and distribution of foods, drugs and dietary supplements under the FFDCA and the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). “Dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market prior

[20]

The Company has not yet held a pre-IND meeting with the FDA, in preparation for the filing of an IND application for the Sublingual Film. The Company has assumed that the FDA will grant such a Pre-IND meeting and that it will be able to complete the IND approval process; however, there is no guarantee that any such IND application will be accepted or granted by FDA. The Company has contracted with IntelGenx to develop a sublingual film formulation of psilocybin. IntelGenx has produced multiple formulation types but the final formulation has not been selected. Successful completion of formulation is necessary before clinical trials supplies can be provided to investigators.

to October 15, 1994 may be used in dietary supplements without notifying the FDA. New dietary ingredients (i.e., not marketed in the U.S. prior to October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without being “chemically altered.” A new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient, when used under the conditions recommended or suggested in the labeling of the dietary supplement, “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that the Company may want to market, and the FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients.

The DSHEA revised the provisions of the FFDCA concerning the composition and labeling of dietary supplement ingredients and products. Under the DSHEA, dietary supplement labeling must include the statement of identity (name of the dietary supplement), the net quantity of contents statement (amount of the dietary supplement), the nutrition labeling, the ingredient list, and the name and place of business of the manufacturer, packer, or distributor. The DSHEA also states that dietary supplements may display “statements of nutritional support,” provided certain requirements are met. Such statements must be submitted to the FDA within 30 days of first use in marketing and must be accompanied by a label disclosure that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.” Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. Any statement of nutritional support the Company makes in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA were to determine that a particular statement of nutritional support was an unacceptable drug claim or an unauthorized version of a health claim about disease risk reduction for a food product, or if the FDA were to determine that a particular claim was not adequately supported by existing scientific data or was false or misleading, the Company would be prevented from using that claim. In addition, the FDA deems promotional and internet materials as labeling; therefore, the Company’s promotional and internet materials must comply with FDA requirements and could be the subject of regulatory action by the FDA, or by the Federal Trade Commission (the “FTC”) if that agency or other governmental authorities, reviewing the materials as advertising, considers the materials false and misleading.

U.S. laws also require recordkeeping and reporting to the FDA of all serious adverse events involving dietary supplements products. The Company will need to comply with such recordkeeping and reporting requirements, and implement procedures governing adverse event identification, investigation and reporting. As a result of reported adverse events, health and safety risks or violations of applicable laws and regulations, the Company may from time to time elect, or be required, to recall, withdraw or remove a product from a market, either temporarily or permanently.

The Company’s expected nutraceutical products will be considered “food” and must be labeled as such. Within the U.S., this category of products is subject to the federal Nutrition, Labeling and Education Act (“NLEA”), and regulations promulgated under the NLEA. The NLEA regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product. The ingredients in conventional foods must either be generally recognized as safe by experts for the purposes to which they are put in foods, or be approved as food additives under FDA regulations. If the Company’s expected nutraceutical products were regulated as foods, it would be required to comply with the Federal Food Safety & Modernization Act and applicable regulations. The Company would be required to provide foreign supplier certifications evidencing the Company’s compliance with FDA requirements.

The FDA has broad authority to enforce the provisions of the FFDCA applicable to foods, drugs, dietary supplements, and cosmetics, including powers to issue a public warning letter to a company, to publicize information about illegal or harmful products, to request a recall of products from the market, and to request the United States Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the U. S. courts. The Company could be subject to fines and penalties, including under administrative, civil and criminal laws for violating U.S. laws and regulations, and the Company’s expected nutraceutical products could be banned or subject to recall from the marketplace. The Company could also be subject to possible business and consumer claims under applicable statutory, product liability and common laws.

The FTC will exercise jurisdiction over the advertising of the Company’s expected nutraceutical products in the United States. The FTC has in the past instituted enforcement actions against several dietary supplement and food companies and against manufacturers of dietary supplement products, including for false and misleading advertising, label claims or product promotional claims. In addition, the FTC has increased its scrutiny of the use of testimonials, which the Company may utilize, as well as the role of endorsements and product clinical studies. The Company cannot be sure that the FTC, or comparable foreign agencies, will not question the Company’s advertising, product claims, promotional materials or other operations in the future. The FTC has broad authority to enforce its laws and regulations, including the ability to institute enforcement actions that could result in recall actions, consent decrees, injunctions, and civil and criminal penalties by the companies involved. Failure to comply with the FTC’s laws and regulations could impair the Company’s ability to market the Company’s expected nutraceutical products.

The Company will also be subject to regulation under various state and local laws, ordinances and regulations that include provisions governing, among other things, the registration, formulation, manufacturing, packaging, labeling, advertising, sale and distribution of foods and dietary supplements. In addition, in the future, the Company may become subject to additional laws or regulations administered by the FDA or by other federal, state, local or foreign governmental authorities, to the repeal of laws or regulations that the Company considers favorable, or to more stringent interpretations of current laws or regulations. In the future, the Company believes that the dietary supplement industry will likely face increased scrutiny from federal, state and local governmental authorities. It is difficult to predict the effect future laws, regulations, repeals or interpretations will have on the Company’s business. However, such changes could require the reformulation of products, recalls or discontinuance of products, additional administrative requirements, revised or additional labeling, increased scientific substantiation or other requirements. Any such changes could have a material adverse effect on the Company’s business or financial performance.

Jamaica

Psilocybin mushrooms do not fall within the definition of a dangerous drug under the Dangerous Drugs Act (the “DDA”) in Jamaica. The Company’s future business activities in Jamaica involve the import of psychedelic and pharmaceutical based medicines (derived from mushrooms) for the purposes of conducting research and development as well as testing on human subjects i.e., clinical trials in Jamaica. It is intended that the clinical trials will be conducted by the UWI and the Company will act as a sponsor (the “Clinical Trials”).

The process of conducting clinical trials in Jamaica is governed by the Ministry of Health, Jamaica Guidelines for the Conduct of Research on Human Subjects (the “Guidelines”). The Company and the UWI would be required to ensure that the clinical trials are being conducted in accordance with these Guidelines. The Guidelines provide that prior to conducting research on human subjects, all researchers (i.e., academics, scientists, students, and investigators) are required to prepare a research protocol/proposal.

Research protocols should be submitted to the Medical Officer of Health in the parish where the proposed research is to be conducted, for evaluation of the ethical and scientific merits. Where the site of the proposed research includes a hospital, the Senior Medical Officer of the facility should also receive a copy of the research protocol, and his/her approval to conduct the study should be obtained.

The regulation of the sale, manufacturing, importation and distribution of drugs in Jamaica is largely governed by the Food & Drugs Act, 1964 (the “Jamaica FDA”) and the Food and Drugs Regulations, 1975 (the “Regulations”). Section 4 of the Jamaica FDA prohibits the importation of any drug into Jamaica unless it conforms to the law of the country in which it was manufactured or produced and is accompanied by a certificate declaring that the drug does not contravene any known laws of that country and that its sale therein for consumption or use by or for man or animal, as the case may be, would not constitute a violation of the laws of that country.

Regulation 40 stipulates that, a person shall not sell, manufacture, import or distribute a drug unless that drug has been registered with the MOH. The Regulations further state that a permit must be obtained from the MOH for the sale, manufacturing, importation and distribution of drugs into Jamaica. Additionally, Regulation 65 states that a person shall not import, sell, advertise for sale, or manufacture a new drug in Jamaica unless that person has obtained a licence from the MOH.

Failure to comply with section 4 of the Jamaica FDA shall result in such person being guilty of an offence and liable to a fine not exceeding J$1,000,000 (approximately US$6,724) or to imprisonment with or without hard labour for a term not exceeding twelve months. Where a person committing an offence under the Jamaica FDA is a corporation, the chairman, president, the officers and every director thereof concerned in the management of such corporation, shall also be guilty of the same offence unless he/she proves that the act or omission constituting the offence took place without his/her knowledge or that he/she exercised all due diligence to prevent the commission thereof.

Regulation 87 provides that any person who fails to comply with the Regulations shall be guilty of an offence and shall be liable to a fine not exceeding J$2,000 (approximately US$13) or to imprisonment for a term not exceeding twelve months.

In the event that the Clinical Trials include the preparation and manufacture of precursor chemicals, then the Precursor Chemicals Act (the “PCA”) may be applicable to the Clinical Trials. As per section 6 of the PCA, any person who proposes to engage in any prescribed activity shall apply to the Pharmaceutical & Regulatory Affairs Department of the MOH for a licence to engage in such prescribed activity.

Section 23 under the PCA stipulates that any person who engages in any prescribed activity without obtaining the requisite licence shall be guilty of an offence and liable to a fine not exceeding J$3,000,000 (approximately US$20,134) or to imprisonment for a term not exceeding three years or to both such fine and imprisonment.

As of the date hereof, the Company’s sponsorship of the Clinical Trials has not commenced. The Company has submitted its application to the IRB and has received conditional approval. Company plans to begin its sponsorship of the Clinical Trials subject to applicable laws. The Company is unable to apply for an import licence for its sponsored Clinical Trial materials until it receives final IRB approval. Once received, the Company plans to apply to obtain an import licence and any other required licences.

United Kingdom

In the UK, there are two main “layers” of regulation with which products containing controlled substances must comply. These are: (i) controlled drugs legislation, which applies to all products irrespective of the type of product, and (ii) the regulatory framework applicable to a specific category of products, in this case, pharmaceuticals and food/food supplements.

The main UK controlled drugs legislation is the Misuse of Drugs Act 1971 (“MDA”) and the Misuse of Drugs Regulations 2001 (“MDR”), each as amended. The MDA sets out the penalties for unlawful production, possession and supply of controlled drugs based on three classes of risk (A, B and C). The MDR sets out the permitted uses of controlled drugs based on which Schedule (1 to 5) they fall within.

In the United Kingdom, “Fungus (of any kind) which contains psilocin or an ester of psilocin” is controlled as a Class A drug under the MDA and Schedule 1 drug under the MDR. As psilocybin is a phosphate ester of psilocin, even if it were isolated from psilocin, it would still fulfil this definition.

In the United Kingdom, Class A drugs are deemed to be the most dangerous, and so carry the harshest punishments for unlawful manufacture, production, possession and supply. Schedule 1 drugs can only be lawfully manufactured, produced, possessed and supplied under a Home Office licence. Whilst exemptions do exist, none are applicable to the API.

Licensing Requirements

The Company obtains API from the pharmaceutical ingredient provider who is based in the United States. The API itself is expected to be manufactured and packaged in FDA-registered facilities in the United Kingdom. The API is expected to be sent directly to the Company’s partners for research and development purposes in the United States, Canada and Jamaica.

Although the facilities in the UK are currently FDA-registered, this would not be sufficient to ensure the existence of valid marketing activities at this site. As mentioned above, in order to produce, possess and supply the API, the UK-based facility must also hold a domestic licence issued by the Home Office covering the manufacture, production, possession and supply of a controlled substance, as well as an export licence for each API shipment. The export application must include details of the importer and any import licence required by the local authorities in the United States.

All premises that are licensed in connection with the possession, supply, manufacture and/or production of controlled drugs are required to adhere to detailed security standards.21

[21]	Home Office guidance; Security guidance for all existing or prospective Home Office Controlled Drug Licensees and/or Precursor Chemical Licensees or Registrants; 2020;

https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/857591/Security_Guidance_for_all_Businesses_ and_Other_Organisations_v1.4_Jan_2020.pdf.

Typically, when controlled drugs are being transported between licensees, responsibility for their security remains with the owner and does not transfer to either the courier or the customer until the drugs arrive at their destination and are signed for. However, where a third party is involved in the transit and/or storage of controlled drugs, even if they are not the legal owners, this party also carries responsibility for their security by virtue of being ‘in possession’ of them. Under the Home Office guidance, each organisation involved in the movement of controlled drugs should have a standard operating procedure covering their responsibilities, record keeping, reconciliation and reporting of thefts/losses.22

Pharmaceutical Products

Products are regulated as “medicinal products” under UK legislation (the Human Medicines Regulations 2012) if (i) they are presented as a substance or combination of substances having properties for treating or preventing disease in human beings having a medicinal effect (e.g., in marketing claims) or (ii) have a medicinal effect (i.e., even if no claims are made about the product).

A product has a “medicinal effect” if it has a pharmacological, immunological or metabolic effect on the body that restores, corrects or modifies a physiological function. Whether this is the case for a specific product will depend on factors such as the concentration of the psilocybin/psilocin and the mode of action of any psilocybin/psilocin absorbed in the body.

If a product is a medicinal product, a marketing authorisation for the product is required before the product can be placed on the market in the UK. The process for obtaining a marketing authorisation involves submitting pre-clinical and clinical data as well as quality and manufacturing information in the form of a common technical document. In addition to a marketing authorisation for the product itself, companies carrying out activities involving medicinal products, such as manufacturing, distribution and wholesaling, need to meet defined standards (GMP) and/or Good Distribution Practice (GDP) and to hold a related licence from the UK Medicines and Healthcare products Regulatory Agency (“MHRA”).

As mentioned above, once the API has been made in the UK, it is expected to be sent directly to the Company’s partners for research and development purposes in the United States, Canada or Jamaica. How the API is subsequently processed will determine the licences that the UK-based facility must hold. In particular:

•

If the API is just one ‘ingredient’ of the investigational medicinal product (“IMP”) which is used in the clinical trial then the UK-based facility must register with the MHRA and provide the MHRA with 60 days’ notice of the intended start of manufacture/distribution, and comply with GMP and Good Distribution Practice for active substances.

•

Conversely, if the API will itself constitute the IMP, the manufacturer must hold a Manufacturer’s Authorisations for IMPs licence (“MIA(IMP)”). In this scenario, an MIA(IMP) would be required regardless of whether the IMP is for use in the UK, another EEA Member State or a third country (such as the United States, Canada or Jamaica).

Some products fall on the borderline between medicines and another category such as medical devices, cosmetics or food supplements. The regulatory status of the product will be determined by i) the actual effect of the product on the body and ii) any claims made about the effect of the product. Where a product is potentially both a medicinal product and another category of product, the legal position in the UK and EU is that it will be regulated as a medicinal product.

Food/Food Supplements

•	Functional foods and nutraceuticals must comply with general UK food laws.

•

Ordinarily, food and food ingredients do not need to be pre-authorised before they can be placed on the market. However, “novel foods”, which are foods that have not been consumed to a significant degree by humans in the UK or the EU before 15 May 1997 do require pre-authorisation under the EU Novel Foods Regulation (EU) 2015/2283, which has been retained in UK law post-Brexit. Whilst psychedelic mushrooms may have been consumed in the past, the same cannot be said for isolated psilocybin or psilocin. For this reason, it is likely that any food item containing isolated psilocybin and/or psilocin that is not considered to be a medicinal product would fulfil the definition of a ‘novel food’.

[22]

Home Office guidance; Guidelines for Standard Operating Procedures (SOPs); https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/480572/StandardOpProcedure.pdf.

•

To place a novel food on the market in the UK, it must be authorised in advance (either under an EU authorisation if granted pre-1 January 2021, or after this date under a Great Britain authorisation for England, Scotland and Wales and under an EU authorisation for Northern Ireland). Under the updated EU Novel Foods Regulation, novel foods authorisations are now generic and not applicant-specific as they were under the previous novel foods legislation. As such, in principle, once authorised, anyone can place the authorised novel food on the UK market provided that it complies with the terms of the authorisation which include conditions of use, specifications and labelling requirements.

•

Since novel food applications are a material investment, companies are using two routes to try to protect their assets: drafting the application narrowly and as specific as possible to their own product, making it more challenging for other companies to produce an ingredient that meets the conditions of the authorisation; and if the application relies on newly developed scientific evidence which is designated by the applicant as proprietary in the application, and accepted as such in the application process, that proprietary evidence will be protected by a 5-year period of exclusivity for the applicant for that novel ingredient.

•

In broad terms, the information required in the application dossier includes: a description of the production process; the detailed composition of the novel food; scientific evidence demonstrating that the novel food does not pose a safety risk to human health; and the proposed conditions of intended use and labelling requirements. The responsibility to obtain a novel foods authorisation would be that of the person who intended to commercialise the product, and not the manufacturer of the psilocybin/psilocin itself.

In addition to novel foods legislation, the person who intends to commercialise the product in the UK would also have to comply with the full body of food legislation, which includes food labelling and food hygiene requirements.

Research and Development

The Company is focused on development of psychedelic medicines and other products, through research and development of novel chemical compounds and delivery mechanisms and study of such compounds in clinical environments around the world including, but not limited to research and studies to be conducted with the UWI and, its affiliate, the Caribbean Institute for Health Research. The Company anticipates growing its pipeline of psychedelic pharmaceutical products inspired medicines through its internal research, development, proprietary discovery programs, mergers and acquisitions, joint ventures and collaborative development agreements. For the time being, the Company maintains intellectual property generated by its R&D programs through patent filings and as trade secrets. The Company anticipates that as these programs mature more patent applications will be filed and more details about these programs will be disclosed at such time.

As a result of COVID-19, UWI has implemented certain facility procedures and is utilizing technology in an effort to mitigate the effects of the pandemic, specifically by moving patient interactions to remote status wherever possible. The Company cannot guarantee that the continued effects of COVID-19 will not impact patient recruiting for clinical trials and institutional processes at UWI or other institutions involved in pharmaceutical product development.

Psychedelics are a class of drug whose primary action is to trigger psychedelic experiences via serotonin receptor agonism, causing thought, visual and auditory changes, and altered state of consciousness. Major psychedelic drugs include mescaline, LSD, psilocybin, and DMT. Psilocybin is a naturally occurring psychedelic prodrug compound produced by more than 200 species of mushrooms, collectively known as psilocybin mushrooms. The most potent are members of the genus Psilocybe, such as P. azurescens, P. semilanceata, and P. cyanescens, but psilocybin has also been isolated from about a dozen other genera. As a prodrug, psilocybin is quickly converted by the body to psilocin, which has mind-altering effects.

The pharmacokinetics, pharmacology and human metabolism of psilocybin are well known and well characterized. In conjunction with psychotherapy, psilocybin has been utilized broadly in phase II clinical trials.

Psilocybin found in certain species of mushrooms is a non-habit forming naturally occurring psychedelic compound. Once ingested, psilocybin is rapidly metabolized to psilocin, which then acts on serotonin receptors in the brain. The Company intends to research and sponsor clinical trials on the efficacy of chemically synthesized psilocybin as it relates to the following indications23:

•	mental health (depression, PTSD, anxiety and attention deficit hyperactivity disorder); and

•	addiction (alcohol, drugs and cigarettes).

Cybin has commenced research and development on the delivery of synthetic psilocybin and other psychedelics through mechanisms such as sublingual film delivery. Cybin has filed a patent application for such delivery mechanism.

In partnership with UWI, the Company plans to conduct research and development of synthetic psilocybin. The Company’s activity in relation to the intended research of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company’s Jamaica team is composed of business consultants, legal counsel and local post-doctoral research students. As of the date hereof, the Company’s sponsorship of the clinical trials has not commenced. The Company has submitted its application to the IRB has received conditional approval and is awaiting final approval. The Company is unable to apply for an import license for its sponsored clinical trial materials until it receives final IRB approval, once received, the Company will apply to obtain an import license.

Research and development is led by the Company’s North American Chief Research and Development Officer, Dr. Michael G. Palfreyman. Dr. Palfreyman, who holds a PhD in Neuroscience and Neuropharmacology from the University of Nottingham, United Kingdom, is an accomplished pharmaceutical industry veteran responsible for more than 30 successful clinical programs.

The Company has also retained Stosic and Associates, a leading government relations firm, to work with high level pharmaceutical, institutional and government relations individuals to progress the acceptance of psychedelics in Canada for medical use.

The Company’s research and development must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada and the United States, and the equivalent regulatory agencies in the other jurisdictions in which the Company operates, including Jamaica. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations. It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948. Accordingly, conducting research on psilocybin mushrooms does not contravene the laws of Jamaica and does not require any permit or authorization from Jamaican regulatory authorities.

Canada

Psychedelics

The process required before a prescription drug product candidate may be marketed in Canada generally involves:

•

Chemical and Biological Research – Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

[23]

Certain statements regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds, nutraceutical products or functional mushrooms have not been evaluated by Health Canada, the FDA or other similar regulatory authorities, nor has the efficacy of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds, nutraceutical products or functional mushrooms been confirmed by approved research. There is no assurance that psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds, nutraceutical products or functional mushrooms can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed. There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocybin and other analogues.

•

Pre-Clinical Development – Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

•

Clinical Trials – Phase I - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

•

Clinical Trials – Phase II - Phase II trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In phase II, the objective of the trials is to continue to gather information on the safety of the drug and begin to determine its effectiveness.

•

Clinical Trials – Phase III - If the results from phase II show promise, the manufacturer provides an updated clinical trial application to the TPD for phase III trials. The objectives of phase III include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

•

New Drug Submission – If the results from phase III continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

United States

The process required before a prescription drug product candidate may be marketed in the United States generally involves:

•

completion of extensive non-clinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory, Good Clincal and/or Manufacturing Practice regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an institutional review board or independent ethics committee at each clinical trial site before each trial may be initiated;

•

for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including Good Clinical Practices, to establish the safety and efficacy of the prescription drug product candidate for each proposed indication;

•	submission to the FDA of a New Drug Application (“NDA”); and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and the Company cannot be certain that any approvals for its prescription drug product candidates will be granted on a timely basis, if at all.

Non-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals and other animal studies. The results of non-clinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. Some non-clinical testing may continue even after an IND is submitted. The IND also includes one or more protocols for the initial clinical trial or trials and an investigator’s brochure. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions relating to the proposed clinical trials as outlined in the IND and places the clinical trial on a clinical hold. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns or questions before any clinical trials can begin. Clinical trial holds also may be imposed at any time before or during studies due to safety concerns or non-compliance with regulatory requirements.

An independent institutional review board, at each of the clinical centers proposing to conduct the clinical trial, must review and approve the plan for any clinical trial before it commences at that center. An independent institutional review board considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The independent institutional review board also approves the consent form signed by the trial participants and must monitor the study until completed. The FDA, the independent institutional review board, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries.

The FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs and indications which are designed to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These include programs such as Breakthrough Therapy designations, Fast Track designations, Priority Review and Accelerated Approval, which the Company may need to rely upon in order to receive timely approval or to be competitive.

The Company may plan to seek orphan drug designation for certain indications qualified for such designation. The U.S., E.U. and other jurisdictions may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. Orphan drug designation must be requested before submitting an NDA. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the development, review and approval process. However, this designation provides an exemption from marketing and authorization (NDA) fees.

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, and complying with promotion and advertising requirements. The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including phase IV clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including current Good Manufacturing Practices, which impose certain procedural and documentation requirements. Failure to comply with statutory and regulatory requirements may subject a manufacturer to legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy.

Controlled Substances

The CDSA and its implementing regulations establish a “closed system” of regulations for controlled substances. The CDSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the DEA. The DEA is responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the particular location, activity(ies) and controlled substance schedule(s). For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA inspects all manufacturing facilities to review security, recordkeeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from a domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.

Individual U.S. states also establish and maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State authorities, including boards of pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on the Company’s business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

Patent Cooperation Treaty

The PCT facilitates filing for patent recognition in multiple jurisdictions simultaneously using a single uniform patent application. 193 countries, including Canada and the United States have ratified the PCT.

Ultimately, patents are still granted in each country individually. As such, the PCT procedure consists of two phases: filing of an international application, and national evaluation under the patent laws in force in each country where a patent is sought.

Within 12 months of filing a provisional patent application at the United States Patent and Trademark Office, the Company may elect to file a regular utility patent application in the United States in tandem with filing a PCT application with the World Intellectual Property Office, in each case claiming priority to the provisional patent application. Within 30 months of the provisional filing date, deadlines begin for a PCT application to enter the national phase in desired jurisdictions globally, such as Canada (30 months) and Europe (31 months), in each case claiming priority to the provisional patent application.

While the Company is focused on programs using psychedelic-inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates. The Company is exploring drug development within approved laboratory clinical trial settings conducted within approved regulatory frameworks. Though highly speculative, should any prescription drug product be developed by the Company (which, if it does occur, would not be for several years), such drug product will not be commercialized prior to receipt of applicable regulatory approval, which will only be granted if clinical evidence of safety and efficacy for the intended use(s) is successfully developed. The Company may also employ non-prescription drugs, where appropriate.

Ireland

In Ireland, psilocin is a controlled substance under the MDA, the MDR and the Criminal Justice (Psychoactive Substances) Act 2010. These are the primary legislative instruments which govern controlled substances in Ireland. This legislation regulates the use, possession, supply, licensing, and administration of listed scheduled substances and establishes the offences and penalties for anything done contrary to the legislation.

Any substance, product or preparation (whether natural or otherwise) including a fungus of any kind or description, which contains psilocin or an ester of psilocin is controlled as a Schedule 1 controlled substance under the MDA and the MDR. The MDR includes “any substance, product or preparation including fungi of any kind or description, containing psilocin or an ester of psilocin” (which are commonly described as ‘magic mushrooms’) within the strict regime of control that applies to those substances in Schedule 1 of the MDR. Accordingly, psilocin will qualify as a Schedule 1 controlled substance and is subject to the strict regime of control that applies.

As a Schedule 1 controlled substance under the MDA, unlawful manufacturing, production, preparation, importation, exportation, supply, or distribution of psilocin carries onerous obligations and harsh punishments for contravention. This include fines and/or terms of imprisonment of up to 14 years.

Pursuant to the MDA, in certain circumstances, the Minister for Health “may grant licences or issue permits or authorisations for any of the purposes of this Act, attach conditions to any such licence, permit or authorisation, vary such conditions and revoke any such licence, permit or authorisation”. Where licences are granted, there are very strict conditions imposed on licence holders. For example, strict conditions can be placed regarding the security, storage and documenting controlled substances.

The Company does not currently engage in any activities in Ireland that are regulated by such laws. If the Company were to engage in such activities, it would need to obtain the appropriate licences and authorisation to do so. The Company intends to constantly review its Irish operations to ensure compliance with all applicable laws as the operations evolve.

Compliance with Applicable Laws

The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local counsel engaged in every jurisdiction in which it operates and has received legal opinions or advice in each of these jurisdictions regarding (a) compliance with applicable regulatory frameworks, and (b) potential exposure to, and implications arising from, applicable laws in jurisdictions in which the Company has operations or intends to operate.

The Company works with third parties who require regulatory licensing to handle scheduled drugs. The Company continuously updates its compliance and channel programs to maintain regulatory standards set for drug development. The Company also works with clinical research organizations who maintain batch records and data storage for the Company’s clinical programs.

Additionally, the Company has established a Medical & Clinical Advisory Team, a Research, Clinical and Regulatory Team and a Government Relations and Communications Team with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.

In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates.

The programs currently in place include monitoring by executives of the Company to ensure that operations conform to and comply with required laws, regulations and operating procedures. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities.

The Company and, to its knowledge, each of its third-party researchers, suppliers and manufacturers have not received any non-compliance, citations or notices of violation which may have an impact on the Company’s licences, business activities or operations.

The Company conducts due diligence on third-party researchers, medical professionals, clinics, cultivators, processors and others as applicable, with whom it engages. Such due diligence includes but is not limited to the review of necessary licenses and the regulatory framework enacted in the jurisdiction of operation. Further, the Company generally obtains, under its contractual arrangements, representations and warranties from such third parties pertaining to compliance with applicable licensing requirements and the regulatory framework enacted in the jurisdiction of operation.

Selected Quarterly Information

This selected information is derived from the Company’s annual and quarterly financial statements.

(Canadian dollars in thousands, except per share and share figures)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	Date of Incorporation (October 22, 2019) to December 31, 2019
Revenues ($)	—	—	—	—	864	—	—
Operating Expenses ($)	13,939	13,009	11,378	2,561	4,430	577	237
Net loss ($)	(14,717)	(14,423)	(11,419)	(2,660)	(4,364)	(573)	(237)

Weighted Average Shares - Basic	157,711,518	150,268,000	110,223,000	69,150,000	64,381,360	49,976,788	47,523,000
Loss per share ($‘s)	(0.09)	(0.10)	(0.10)	(0.04)	(0.07)	(0.01)	(0.01)

Weighted Average Shares - Diluted	157,711,518	150,268,000	110,223,000	69,150,000	64,381,360	49,976,788	47,523,000
Loss per share ($‘s)	(0.09)	(0.10)	(0.10)	(0.04)	(0.07)	(0.01)	(0.01)

Cash and cash equivalents	55,075	64,026	40,028	3,868	7,679	1,545	108
Total Assets ($)	82,837	92,113	61,254	5,789	8,891	1,711	137
Total Non-Current Liabilities ($)	770	1,094	3,442	—	—	—	—

The Company has not paid dividends on the Common Shares and does not anticipate declaring any dividends in the near future.

Results of operations for the three-month period ended June 30, 2021

	Three months ended June 30,
	2021	2020
REVENUE	—	864
COST OF GOODS SOLD	—	664

GROSS PROFIT	—	200

EXPENSES
Share-based compensation	4,773	2,487
General and administrative costs	6,190	1,228
Research	2,976	705

TOTAL EXPENSES	13,939	4,420

OTHER INCOME (EXPENSES)
Interest income	44	—
Accretion on convertible debt	—	(10)
Foreign currency translation loss	(49)	(133)
Contingent consideration accretion	(161)	—
Change in fair value of contingent consideration	(612)	—

TOTAL OTHER (EXPENSES) INCOME	(778)	(143)

NET LOSS FOR THE PERIOD	(14,717)	(4,363)

Basic loss per share for the period attributable to common shareholders	(0.09)	(0.07)

Diluted loss per share for the period attributable to common shareholders	(0.09)	(0.07)

Weighted average number of common shares outstanding - basic	157,711,518	60,703,392

For the three months ended June 30, 2021, Cybin incurred a net loss $14,717 compared to a net loss of $4,363 during the same period in prior year. The significant items that occurred in the quarter include: the agreement between the Company and Catalyst Global LLC dated April 20, 2021, to provide investor relations services; the Psilocybin Zydis Feasibility study with Catalent; and the approval from the IRB to commence the study of the Company’s sublingual psilocybin formulation, subject to final confirmation of study material specifications by the MOH.

Operating expenses

For the three months ended June 30, 2021, operating expenses totaled $13,939. The operating expenses include a non-cash component of $4,773 (2020 - $2,487) related to share-based compensation. The remaining operating expenses were incurred to support raising capital, research & development and the overall development of the Company.

Share-based compensation

During the period, Cybin issued warrants and options incurring share-based payment expense of $4,773 compared to $2,487 during the same period in prior year. The expense was recorded based on the fair value using a Black Scholes Model. On exercise of these warrants and options the equity reserve balances will move to share capital.

General and administration costs

For the three months ended June 30, 2021, general and administrative expenses were $3,231 compared to $1,059 during the same period in prior year. General and administrative expense for the three-month period are comprised of marketing related expenses of $2,959 (2020 - $169), payroll related expenses of $1,224 (2020 - $473), professional and consulting fees of $1,068 (2020 – $555), office and administration expenses of $838 (2020 - $31) and listing fees of $101 (2020 – nil). The overall increase in general and administrative expenses relates to the overall growth of the Company as it continues to develop the business and promote awareness of the psychedelic industry.

Research

For the three months ended June 30, 2021, the Company’s research expenses totaled $2,976 compared to $705 during the same period in prior year. The expense relates to the advancement of the initial research and preliminary testing of future products. The increase in the research expense is also explained by growth in the scientific team and as well as product development and onboarding laboratories in preparation for testing.

Other income (expenses)

Foreign exchange loss

For the three months ended June 30, 2021, the Company incurred a foreign currency translation loss from operations and revaluation of balance sheet assets held in US dollars of $49. The US dollar decreased $0.0181 from $1.2575 on March 31, 2021 to $1.2394 on June 30, 2021.

Contingent liability accretion

For the three months ended June 30, 2021, the Company recorded an accretion expense of $161 related to commitments to the former shareholders of Adelia based on milestone achievements (see “Acquisitions”).

Change in fair value of contingent consideration

For the three months ended June 30, 2021, the Company recorded a change in fair value of $612 related to the achievement of certain milestones in connection with the acquisition of Adelia (see “Acquisitions”). The amount recorded represents the difference between the fair value of the contingent consideration determined as at March 31, 2021 and the fair value on June 30, 2021.

COVID-19 Pandemic

General

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. Since the outbreak of COVID-19, the Company has focused its efforts on safeguarding the health and well-being of its employees, consultants and community members. To help slow the spread of COVID-19, the Company’s employees have been working remotely, where possible, and abiding by local and national guidance put in place in Canada, the United States, and Jamaica related to social distancing and restrictions on travel outside of the home. The Company has and will continue to abide by the protocols within Canada, the United States, and Jamaica regarding the performance of work activities.

Impact on the Company

During the three-month period ended June 30, 2021, the Company has not experienced any material negative effect on its financial position as a result of COVID-19. Certain operating expenses of the Company, such as those relating to travel and office expenses, have been less than they would have been without the restrictions relating to COVID-19.

The duration and the eventual impact of the COVID-19 pandemic remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. In the event that the operations or development of the Company are suspended or scaled back, or if the Company’s supply chains are disrupted, such events may have a material adverse effect on the Company. The Company may also experience delays in operation of its clinical trials due to slower administrative processes and response times, delayed patient recruitments, and delayed governmental approvals of import and export requests caused by the COVID-19 pandemic and the related restrictions. The breadth of the impact of the COVID-19 pandemic on investors, businesses, the global economy and financial and commodity markets may also have a material adverse effect on the Company.

The Company raised capital pursuant to the February 2021 Prospectus to continue to support its strategic plan. The Company is focused on research and has not seen any major changes to its ability to complete those activities. The Company intends to assess its business and operational needs, and implement cost reductions as needed. The Company is currently focused on the research stage of its projects and will not be generating significant revenues in the short term. In the long term if increased delays in COVID-19 cases may impact labs, research materials, local lockdowns and other shutdowns where the Company completes its research activities, this may delay timelines in achieving its milestone accordingly. The Company will mitigate any short-term limitations imposed by COVID-19 on materials, research or operations by working with its suppliers and consultants to determinate alternative vendors, suppliers or sources when applicable or available. The Company believes it has sufficient working capital after the completion of the Offering to manage its short- and long-term cash flow needs as it continues to invest into its intellectual property.

Liquidity, Capital Resources and Cash Flows

	Three Months ended June 30,
	2021	2020
Net cash used in operating activities	(8,880)	(1,604)
Net cash used in investing activities	(395)	—
Net cash from financing activities	329	7,758

(Decrease) increase in cash	(8,946)	6,154
Net foreign exchange difference	(5)	—
Cash and cash equivalents, beginning of period	64,026	1,545

Cash and cash equivalents, end of period	55,075	7,699

From June 30, 2020 to June 30, 2021, cash and cash equivalents increased from $7,699 to $55,075 mainly as a result of the private placements as disclosed in the Listing Statement, the AIF and the February 2021 Prospectus. From March 31, 2020 to June 30, 2021 cash and cash equivalents decreased from $64,026 to $55,075 The major uses for cash in the period related to professional and administrative costs for increasing the operating functionality of the organization, investor relation fees and developing its research programs as noted above.

As at June 30, 2021, the Company had working capital of $51,772. Cybin is a pre-operative stage as it researches and develops its IP portfolio in anticipation of manufacturing in the near future. Therefore the Company will not be able to generate sufficient amounts of cash and cash equivalents from its operations in the short term.

Cash used in operating activities during the three-month period ended June 30, 2021, was $8,880. The key uses in cash were for professional fees, salaries, listing fees, research and development, advertising and promotions.

Cash used in investing activities during the three-month period ended June 30, 2021, was $395 explained by; $250 used for the investment in RxLive; $96 used in the development of the Company’s patents and purchase of software; and $49 used to purchase computer equipment due to the increase in employees.

Cash generated by financing activities during three-month period ended June 30, 2021, was $329. The source of financing came from the exercise of warrants and options during the period.

The Company’s main use for liquidity is to fund the development of its research programs as noted above. The primary source of liquidity has been from public financing to date. The ability to fund operations, to make planned capital expenditures and execute the growth/acquisition strategy depends on the future operating performance and cash flows, which are subject to prevailing economic conditions, regulatory and financial, business and other factors, some of which are beyond the Company’s control.

The Company intends to grow rapidly and expand its operations within the next twelve to twenty-four months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will place a diminish the Company’s working capital. As such, further financings may be required to develop the Company’s facility and products, make acquisitions, meet ongoing obligations, and discharge its liabilities in the normal course of business. There is no assurance that additional funds can be raised upon terms acceptable to the Company or at all and funding for small companies remains challenging.

The Company’s ability to access both public and private capital is dependent upon, among other things, general market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. When additional capital is required, the Company intends to raise funds through the issuance of equity or debt securities. Other possible sources include the exercise of stock options and warrants of the Company. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally. Given the nature of the Company’s business as of the date of this MD&A, and in particular, the fact that its operations are undertaken exclusively within a foreign jurisdiction, the Company may face difficulty in accessing traditional sources of financing, notwithstanding that its business operations are conducted in a regulatory environment within which the Company’s activities are neither illegal nor subject to conflicting laws.

The Company’s current expenditure obligations include commitments for those projects described in the section entitled “Major Objectives” in this MD&A. The Company expects to continue funding these projects with available cash and cash equivalents, and therefore, is subject to risks including, but not limited to, an inability to raise additional funds through debt and/or equity financing to support the Company’s continued development, including capital expenditure requirements, operating requirements and to meet its liabilities and commitments as they become due.

The Company constantly monitors and manages its capital resources to assess the liquidity necessary to fund operations and capacity expansion. As at June 30, 2021 the Company had a cash and cash equivalent balance of $55,075 and current liabilities of $5,798, of which $2,746 represent non-cash liabilities. In addition, Cybin has agreed to participate in a private placement of subscription receipts of 1301376 B.C. Ltd. in an amount of up to $500. The Company’s current resources are sufficient to settle its current liabilities.

Management continues to raise the capital necessary to become a fully operational enterprise.

The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained.

The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, pre-clinical studies, clinical trials and administrative costs. The Company has experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue its research and development. As the Company has not yet achieved profitability, there are uncertainties regarding its ability to continue as a going concern. The Company has not earned any revenue or reached successful commercialization of any products. The Company’s success is dependent upon the ability to finance its cash requirements to continue its activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See “Risk Factors”.

The Company raised capital pursuant to the February 2021 Prospectus to continue to support its strategic plan. The Company is focused on research and has not seen any major changes to its ability to complete those activities. The Company intends to assess its business and operational needs, and implement cost reductions as needed. The Company is currently focused on the research stage of its projects and will not be generating significant revenues in the short term. In the long term if increased delays in COVID-19 cases may impact labs, research materials, local lockdowns and other shutdowns where the Company completes its research activities, this may delay timelines in achieving its milestone accordingly. The Company will mitigate any short-term limitations imposed by COVID-19 on materials, research or operations by working with its suppliers and consultants to determinate alternative vendors, suppliers or sources when applicable or available. The Company believes it has sufficient working capital after the completion of the Offering to manage its short- and long-term cash flow needs as it continues to invest into its intellectual property.

Contractual obligations and commitments

As at June 30, 2021 the payments due by period are set out in the following table:

	Less than 1 year		1-3 years		4 – 5 years		After 5 years		Total
Debt	$	nil	$	nil	$	nil	$	nil	$	nil

Finance Lease Obligations	$	nil	$	nil	$	nil	$	nil	$	nil

Operating Leases	$	nil	$	nil	$	nil	$	nil	$	nil

Purchase Obligations		$178	$	nil	$	nil	$	nil		$178

Other Obligations	$	nil	$	nil	$	nil	$	nil	$	nil

Total Contractual Obligations		$178	$	nil	$	nil	$	nil		$178

In addition, as at June 30, 2021, the Company had also entered into agreements for preclinical studies which may require the Company to spend up to an additional US$5,098. The Company expects to pay this amount within the next 18 months, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the ability to cancel the preclinical studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the study.

Outstanding share data

The table below sets out the outstanding share capital of the Company as at June 30, 2021 and as of the date of this MD&A:

Class of Security	As of June 30, 2021	As of the date of this MD&A
Common Shares	148,413,013	159,673,218

Stock options	25,541,452	25,541,452

Underwriters Warrants	868,740	868,740

Common Share purchase warrants	28,440,206	27,986,461

Class B Shares (as defined below) (1)	978,020.4	978,020.4

Note:

(1) The Class B Shares are exchangeable for Common Shares, on the basis of 10 Common Shares for each Class B Share, at the option of the holder thereof, subject to customary adjustments.

Common Shares

The authorized capital of the Company consists of an unlimited number of common shares (the “Common Shares”) without par value and an unlimited number of preferred shares. As of June 30, 2021, 148,413,013 Common Shares were outstanding and no preferred shares are issued and outstanding. As of the date of this MD&A, 159,673,218 Common Shares are outstanding (see “Subsequent Events”).

Stock Options

As of June 30, 2021, options to purchase up to 25,541,452 Common Shares were outstanding under Cybin’s equity incentive plan. As of the date of this MD&A, options to purchase up to 25,541,452 Common Shares are outstanding.

Underwriter’s Warrants

As of June 30, 2021 and as of the date of this MD&A, underwriter’s warrants to purchase up to 868,740 units of the Company at an exercise price of $2.25 per unit are outstanding, with each unit consisting of one Common Share and one Common Share purchase warrants, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share for a period of 36 months.

Common Share Purchase Warrants

As of June 30, 2021, warrants to purchase up to 28,440,206, Common Shares were outstanding, exercisable at weighted average exercise price of $1.12 per Common Share. As of the date of this MD&A, warrants to purchase up to 27,986,461 Common Shares were outstanding, exercisable at a weighted average exercise price of $1.15 per Common Share.

Class B Shares

In connection with the Adelia Transaction (see “Acquisitions”), Cybin U.S. (a subsidiary of the Company) has issued 919,996.1 Class B Shares. The Class B Shares are exchangeable at the holder’s option for Common Shares on the basis of 10 Common Shares for 1 Class B Share, subject to customary adjustments. As of June 30, 2021 and as of the date of this MD&A, 978,020.4 Class B Shares were outstanding.

Acquisitions

On December 4, 2020, Cybin entered into a contribution agreement (the “Contribution Agreement”) with Cybin Corp., Cybin U.S. (the “Acquiror”), a newly formed fully-controlled subsidiary of Cybin created for the purposes of the acquisition (the “Adelia Transaction”), and all of the shareholders of Adelia Therapeutics Inc. (the “Adelia Shareholders”) whereby the Acquiror has agreed to purchase from the Adelia Shareholders all of the issued and outstanding common shares of Adelia (the “Adelia Shares”) in exchange for non-voting Class B common shares in the capital of the Acquiror (the “Class B Shares”). The Adelia Transaction closed on December 14, 2020 (the “Closing”).

Pursuant to the Contribution Agreement, the Adelia Shareholders contributed all of the Adelia Shares to the Acquiror as a capital contribution in exchange for the Acquiror issuing to them, in the aggregate, 868,833 Class B Shares in accordance with their respective pro rata percentages at a price per Class B Share equal to $12.40 (approximately US$9.69). The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the Closing was $19,549 (approximately USD$15.28 million).

The Class B Shares issued by the Acquiror to the Adelia Shareholders are exchangeable for Common Shares on a 10 Common Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The purpose of issuing exchangeable Class B Shares to the Adelia Shareholders is to allow the Adelia Shareholders to defer a taxable event, which occurs on the exchange of shares of a United States company for the shares of a Canadian company. Notwithstanding the foregoing, no Class B Shares are exchangeable prior to the first anniversary of the Closing and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of Closing; (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of Closing; and (iii) thereafter, 100% of the Class B Shares will be exchangeable ((i), (ii) and (iii), collectively, the “Hold Periods”). The Class B Shares issued to the Adelia Shareholders upon the Closing are exchangeable for a total of 8,688,330 Common Shares, resulting in an effective issue price of $1.24 per Cybin Share.

On the occurrence of certain milestones as set out in the Contribution Agreement (each a “Milestone”), the Acquiror will issue to the Adelia Shareholders in accordance with their pro rata percentage, on or before the 2nd business day following the relevant date at which Cybin issues a press release announcing the achievement of the Milestone (the “Milestone Determination Date”), such number of Class B Shares as shall be determined by dividing the applicable milestone consideration, as set out in the Contribution Agreement (or where some, but not all, of such sub-Milestone’s in the relevant fiscal quarter are achieved, such lesser potion of such milestone consideration) as is determined in accordance with applicable Milestone, by the greater of: (i) $7.50; and (ii) ten times the greater of (x) the 10 day volume weighted average price of the Common Shares; and (y) the closing market price of the Common Shares, in each case, on the close of business on the last business day preceding the Milestone Determination Date. If a particular Milestone has not been achieved by the close of the quarter immediately following the quarter in which such Milestone is scheduled for completion pursuant to the Contribution Agreement, the Acquiror’s obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire. The total value of the Class B Shares issuable pursuant to the Milestones is up to $9,388 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines. As of the date of this MD&A, 934,103 Class B Shares had been issued on the achievement of Milestones. Pursuant to the Contribution Agreement, Cybin, the Acquiror and the Adelia Shareholders also entered into a support agreement dated December 14, 2020 (the “Support Agreement”), which for the purpose of Canadian securities law, is deemed a “security” as it is a document evidencing an interest in or to a security (i.e. the Common Shares), and, as such, constitutes a security of Cybin. Upon the signing of the Support Agreement, given that each of the Adelia Shareholders are an “accredited investor”, the prescribed restricted period (of (4) months and one (1) day after the date of issuance) as required under Canadian securities law on the Common Shares (which are exchangeable for Class B Shares at a future date) will commence. Therefore, upon the exchange of the Class B Shares for the Common Shares, subject to the Hold Periods, such Common Shares will no longer be within a restrictive period as prescribed under applicable securities law and free trading securities.

On January 11, 2021, the Company announced the achievement of the first Milestone for the period commencing November 15, 2020, as contemplated by the terms of the Contribution Agreement. The achievement includes the successful synthesis of multiple tryptamine derivatives in sufficient quantities to initiate in vitro “Proof of Principle”; establish a ADME/PK has been completed; and to demonstrate “In Vitro” ADME “Proof of Principle” that specific synthesis modifies the metabolism of a psychedelic tryptamine.

On March 9, 2021, the Company announced the achievement of certain Milestones for the period commencing January 1, 2021, as contemplated by the terms of the Contribution Agreement. The achievement included API Synthesis and optimization to demonstrate that two or more deuterated tryptamines show significant in vivo modifications of PK consistent with “Proof of Concept”, nomination of two deuterated candidates for full IND enabling studies, and completion of a certain API Manufacturing Contract. Pursuant to the terms of the Contribution Agreement, an aggregate of 42,247.3 Class B Shares were issued to the Adelia Shareholders in satisfaction of $686,306.31 due to them upon meeting certain Milestones.

On June 24, 2021 Adelia completed the remaining requirements of the second Milestone as listed in the Contribution Agreement. Accordingly, 15,777.10 Class B Shares were issued to the Adelia Shareholders, amounting to $458. The Class B Shares are exchangeable for a total of 157,771 Common Shares, representing an effective issue price of $2.90 per Common Share.

Pursuant to the Contribution Agreement certain members of Adelia entered into advisory and/or executive employment arrangements with Cybin upon the Closing and, in such capacity, received, in the aggregate, a grant of options to purchase up to 2,244,100 to acquire Common Shares, pursuant to Cybin’s equity incentive plan, exercisable for a period of five (5) years and subject to vesting, at an exercise price of $1.74 per Cybin Share. An additional 555,900 options to acquire Common Shares were issued to eligible participants at the direction of the Adelia Shareholders following the Closing.

Off-balance sheet arrangements

As at June 30, 2021 and the date of this MD&A, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the results of operations or financial condition of the Company.

Transactions between related parties

For the three-month period ended June 30, 2021, the key management personnel of the Company were the board of directors, the Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, Chief Medical Officer, Chief Legal Officer, Chief Innovation Officer, and Chief Scientific Officers.

Compensation for key management personnel of the Company for the three-month period ended June 30, 2021 consisted of consulting fees, short term benefits and other compensation of $3,276 (three-month period ended June 30, 2020 - $2,519).

Critical accounting estimates

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company’s significant accounting estimates and assumptions are reported in note 3 of the of the Company’s 2020 annual consolidated financial statements found on SEDAR at www.sedar.com.

New accounting standards and interpretations not yet adopted

The Company’s significant accounting policies are set out in note 2 of the of the Company’s 2020 annual consolidated financial statements found on SEDAR at www.sedar.com. This MD&A should be read in conjunction with the Financial Statements. Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Disclosure controls and procedures

Management maintains appropriate information systems, procedures and controls to provide reasonable assurance that information that is publicly disclosed is complete, reliable and timely. The Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) of the Company, along with the assistance of senior management under their supervision, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

•	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

•	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

•	receipts and expenditures are only being made in accordance with authorizations of management or the Board of Directors of the Company; and

•	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial instruments.

During the quarter ended June 30, 2021, the Company did not make any significant changes to its internal controls over financial reporting that would have materially affected, or reasonably likely to materially affect, its internal controls over financial reporting.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, believe that due to inherent limitations, any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) that controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Additional information

Additional information on the Company has been filed electronically through SEDAR and is available online at www.sedar.com.

Approval

The Board of Directors of the Company has approved the disclosure in this MD&A.

Subsequent Events

On July 8, 2021, the Company announced the scaling up of its European operations and research activities with various academic and clinical research organizations, including the transfer of its intellectual property assets to its recently formed wholly owned Ireland subsidiary, Cybin IRL Limited.

During the period from July 1, 2021 to August 13, 2021, holders of options and warrants exercised securities resulting in the issuance of 1,044,218 Common Shares for gross proceeds of approximately $1,862.

On August 5, 2021, the Common Shares commenced trading on the NYSE American LLC stock exchange (the “NYSE American”) under the symbol “CYBN”. Concurrent with the commencement of trading on the NYSE American, the Common Shares ceased to be quoted on the OTCQB® Venture Market.

On August 3, 2021, the Company closed its overnight marketed offering of 10,147,600 Common Shares at a price of $3.40 per Common Share (the “Issue Price”) for aggregate gross proceeds of $34,502 (the “Public Offering”) pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated July 5, 2021. The Public Offering was conducted by Cantor Fitzgerald Canada Corporation and Canaccord Genuity Corp., as joint bookrunners, co-led the syndicate of underwriters for the Public Offering, which included H.C. Wainwright & Co., LLC, Roth Canada, ULC, and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”). In consideration for their services, the Company paid to the Underwriters a cash commission equal to $2,240 and issued 658,860 compensation options of the Company (the “Compensation Options”), with each Compensation Option being exercisable to acquire one Common Share at the Issue Price for a period of 24 months from the closing date of the Public Offering. Following the completion of the Public Offering, and as of the date of this MD&A, the Company has approximately $82,500 in cash and cash equivalents.

On August 12, 2021, Adelia completed a portion of certain milestones for Year 1 Q3 (i)-(iii) and Year 1 Q4 (i) and (iii), as contemplated by the terms of the Contribution Agreement. Accordingly, Class B Shares having an aggregate value of $633 became due to be issued to the Adelia Shareholders, at a price per share to be determined in accordance with the terms of the Contribution Agreement and applicable securities laws.

On August 13, 2021, the Company entered into a settlement agreement with a former consultant (the “Agreement”). Pursuant to the Agreement, the Company amended the vesting criteria for 2,000,000 share purchase warrants issued on June 15, 2020, exercisable at a price of $0.25 per Common Share until June 15, 2022 (the “Purchase Warrants”) from performance based vesting to time-based vesting in accordance with the following schedule: 250,000 Purchase Warrants vesting on November 27, 2020; 250,000 Purchase Warrants vesting on February 27, 2021; 250,000 Purchase Warrants vesting on May 27, 2021; 250,000 Purchase Warrants vesting on August 27, 2021; 250,000 Purchase Warrants vesting on November 27, 2021; 250,000 Purchase Warrants vesting on February 27, 2022; and 500,000 Purchase Warrants vesting on May 27, 2022. This amendment to the vesting criteria of the Purchase Warrant has resulted in a change in the forfeiture rate.

Risk Factors

In addition to the risks described herein, reference is made to the section entitled “Risk Factors” in the AIF, which is incorporated herein by reference. The risks described herein are not the only risks faced by the Company and securityholders of the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. The business, financial condition, revenues or profitability of the Company could be materially adversely affected by any of the risks set forth in this MD&A. The trading price of the Common Shares could decline due to any of these risks and investors could lose all or part of their investment. This MD&A contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by the Company described below and elsewhere in this MD&A. No inference should be drawn, nor should an investor place undue importance on, the risk factors that are included in this MD&A as compared to those included in other documents publicly filed by the Company, as all risk factors are important and should be carefully considered by a potential investor.

Risks Related to the Company

Forward-looking statements may prove to be inaccurate

Investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this MD&A under the heading “Cautionary Note Regarding Forward-Looking Information”.

Potential Dilution

The Company may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Company cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Potential need for Additional Financing

The continued development of the Company will require additional financing. The Company’s activities do have scope for flexibility in terms of the amount and timing of expenditures, and expenditures may be adjusted accordingly. However, further operations will require additional capital and will depend on the Company’s ability to obtain financing through debt, equity or other means. The Company’s ability to meet its obligations and maintain operations may be contingent upon successful completion of additional financing arrangements. There is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company. In addition, any future financing may also be dilutive to existing shareholders of the Company.

Negative operating cash flow and going concern

The Company has negative cash flow from operating activities and has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company will be required to raise additional funds through the issuance of additional equity securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. The Company’s ability to successfully raise additional capital and maintain liquidity may by impaired by factors outside of its control, such as a shift in consumer attitudes towards certain therapeutic methods or a downturn in the economy.

Any inclusion in the Company’s financial statements of a going concern opinion may negatively impact the Company’s ability to raise future financing and achieve future revenue. The threat of the Company’s ability to continue as a going concern will be removed only when, in the opinion of the Company’s auditor, the Company’s revenues have reached a level that is able to sustain its business operations. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets, or curtail or discontinue the Company’s operations. If any of these events happen, you could lose all or part of your investment. The Company’s financial statements do not include any adjustments to the Company’s recorded assets or liabilities that might be necessary if the Company becomes unable to continue as a going concern.

Discretion over the Use of Proceeds

The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Company’s business, prospects, financial position, financial condition or results of operations may suffer.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Common Shares are Subject to Market Price Volatility

The market price of the Common Shares may be adversely affected by a variety of factors relating to the Company’s business, including fluctuations in the Company’s operating and financial results, the results of any public announcements made by the Company and the Company’s failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Shares for reasons unrelated to the Company’s performance. Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

The value of Common Shares will be affected by the general creditworthiness of the Company. The AIF discusses, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operations.

The market value of the Common Shares may also be affected by the Company’s financial results and political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges on which the Common Shares are traded and the market segment of which the Company is a part.

No History of Payment of Cash Dividends

The Company has never declared or paid cash dividends on the Common Shares. The Company intends to retain future earnings to finance the operation, development and expansion of the business. The Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of its board of directors and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the board considers relevant.

Risks relating to Research and Development Milestones

There is no assurance that the Company’s anticipated milestones will be achieved within the time periods specified, or at all. The failure to achieve these milestones could negatively impact the Company’s ability to raise additional funds required for operations and research and development activities, and could, in turn, impact the financial viability of the Company. There is also no assurance that the Company’s research and development activities will continue to result in commercially viable products.

Risks Related to the Company’s Business and Industry

Novel Coronavirus “COVID-19”

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, including the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. However, depending on the length and severity of the pandemic, COVID-19 could impact the Company’s operations, could cause delays relating to approval from Health Canada, the FDA and equivalent organizations in other countries, could postpone research activities, and could impair the Company’s ability to raise funds depending on COVID-19s effect on capital markets.

The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. While the Company has continuously sought to assess the potential impact of the pandemic on its operations, any assessment is subject to extreme uncertainty as to probability, severity and duration. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principle areas:

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Mandatory Closure. In response to the pandemic, many provinces, states and localities have implemented mandatory shut-downs of business to prevent the spread of COVID-19. In the locations where the Company operates or conducts research activity, these activities have been deemed an “essential service”, and thus not subject to the mandatory closures applicable to nonessential businesses. The Company’s ability to generate revenue and meet its milestones could be materially impacted by any shut down of operations or services.

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Research and Development Disruptions. The Company relies on a third parties for its research and development activities. If these third parties are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact the Company’s ability to meet its milestones and may significantly delay development. At this time, the Company has not experienced any significant disruptions.

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Staffing Disruption. The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by local authorities. The Company has cancelled nonessential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with patients, mandating additional cleaning and hand disinfection and providing masks and gloves to certain personnel. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue.

The Company has sufficient cash on hand raised via equity financings to fund its operations for the next 12-months and meet its working capital requirements. It is anticipated that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

Limited Operating History

The Common Shares commenced trading on the Exchange on November 10, 2020 on a post-Reverse Takeover basis and therefore the Company has a limited operating history as a public company. To operate effectively, the Company will be required to continue to implement changes in certain aspects of its business, improve information systems and develop, manage and train management-level and other employees to comply with ongoing public company requirements. Failure to take such actions, or delay in implementation thereof, could adversely affect the business, financial condition, liquidity and results of operations of the Company and, more specifically, could result in regulatory penalties, market criticism or the imposition of cease trade orders in respect of the Common Shares.

The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its operating goals. In order for the Company to meet future operating and debt service requirements, it will need to be successful in its growth, marketing and sales efforts. Additionally, where the Company experiences increased production and future sales, its current operational infrastructure may require changes to scale its business efficiently and effectively to keep pace with demand and achieve long-term profitability. If the Company’s products and services are not accepted by new customers, the Company’s operating results may be materially and adversely affected.

Achieving Publicly Announced Milestones

From time to time, the Company may announce the timing of certain events it expects to occur, such as the anticipated timing of results from clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a prescription drug product candidate may ultimately vary from what is publicly disclosed. See “Safety and Efficacy of Products”, “Completion of Clinical Trials”, and “Nature of Regulatory Approvals” as discussed under this heading “Risk Factors” for further disclosure of risks and events that may affect the timing of certain events the Company may announce.

The Company undertakes no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by-law. Any variation in the timing of previously announced milestones could have a material adverse effect on the Company’s business plan, financial condition or operating results and the trading price of the Common Shares.

Speculative Nature of Investment Risk

An investment in the securities of the Company carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.

Early Stage of the Industry and Product Development

Given the early stage of its prescription drug product development, the Company can make no assurance that its research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Company currently has no products that have been approved by Health Canada, the MOH, the FDA, or any similar regulatory authority. To obtain regulatory approvals for its prescription drug product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the prescription drug product candidates are safe for human use and that they demonstrate efficacy.

Many prescription drug product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Prescription drug product candidates can fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Company or its collaborators to abandon commitments to that program. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Company can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of the Company’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its prescription drug product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company is successful in developing its current and future prescription drug product candidates into approved products, it will still experience many potential obstacles, which would affect its ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Company is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.

The Company can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their prescription drug product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain Health Canada, MOH or FDA approval. If the Company fails to produce positive results in future clinical trials and other programs, the development timeline and regulatory approval and commercialization prospects for the Company’s leading prescription drug product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.

Preclinical testing and clinical trials for the Company’s products may not achieve the desired results. The results of preclinical testing and clinical trials are uncertain. Product approvals are subject to a number of contingencies and may not be obtained in the time expected or at all. The Company’s products may not attract a following among patients, retailers and/or providers. The Company expects to face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it plans to distribute are alleged to have caused loss or injury. There can be no assurance that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

The Company’s business relies on its ability to access, develop, and sell psilocybin. Psilocybin is a controlled substance in many jurisdictions, including in Canada under Schedule III of the Controlled Drugs and Substances Act and in the United States. The Company may face difficulty accessing psilocybin and the public capital markets in Canada as a result of the response of regulators, stock exchanges, and other market participants to the Company’s development and sale of a controlled substance. The Company may also have limited access to traditional banking services, as well as limited access to debt financing from traditional institutional lenders. The medical efficacy of psilocybin has not been confirmed and requires further study and scientific rigour.

Regulatory Risks and Uncertainties

In Canada, certain psychedelic drugs, including psilocybin, are classified as Schedule III drugs under the CDSA and as such, medical and recreational use is illegal under Canadian federal laws. In the United States, certain psychedelic drugs, including psilocybin, are classified as Schedule I drugs under the CDSA and the Controlled Substances Import and Export Act and as such, medical and recreational use is illegal under the U.S. federal laws. There is no guarantee that psychedelic drugs or psychedelic inspired drugs will ever be approved as medicines in any jurisdiction in which the Company operates. All activities involving such substances by or on behalf of the Company are conducted in accordance with applicable federal, provincial, state and local laws. Further, all facilities engaged with such substances by or on behalf of the Company do so under current licences and permits issued by appropriate federal, provincial and local governmental agencies. While the Company is focused on programs using psychedelic inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, the laws and regulations generally applicable to the industry in which the Company is involved in may change in ways currently unforeseen. Any amendment to or replacement of existing laws or regulations, including the classification or re-classification of the substances the Company is developing or working with, which are matters beyond the Company’s control, may cause the Company’s business, financial condition, results of operations and prospects to be adversely affected or may cause the Company to incur significant costs in complying with such changes or it may be unable to comply therewith. A violation of any applicable laws and regulations of the jurisdictions in which the Company operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Company operates, or private citizens or criminal charges.

The loss of the necessary licences and permits for Schedule III drugs could have an adverse effect on the Company’s operations.

The psychedelic drug industry is a fairly new industry and the Company cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Company.

The success of the Company’s business is dependent on the reform of controlled substances laws pertaining to psilocybin. If controlled substances laws are not favourably reformed in Canada, the United States, and other global jurisdictions, including Jamaica, the commercial opportunity that the Company is pursuing may be highly limited.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The FDA, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, DMT, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, DMT, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

The FDA has broad authority to enforce the provisions of the FFDCA applicable to foods, drugs, dietary supplements, and cosmetics, including powers to issue a public warning letter to a company, to publicize information about illegal or harmful products, to request a recall of products from the market, and to request the United States Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the U. S. courts. The Company could be subject to fines and penalties, including under administrative, civil and criminal laws for violating U.S. laws and regulations, and the Company’s products could be banned or subject to recall from the marketplace. The Company could also be subject to possible business and consumer claims under applicable statutory, product liability and common laws.

Jamaican Operations

Unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948, therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

Any future decision to regulate psilocybin in Jamaica could have a material adverse effect on the business, financial condition and operating results of the Company. Should there occur a future decision in Jamaica to regulate psilocybin, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities in Jamaica. The impact of future compliance regimes in Jamaica and any potential delays in obtaining, or failure to obtain, possible regulatory approvals could have a material adverse effect on the business, financial condition and operating results of the Company.

Emerging Market Risks

The Company has operations in Jamaica, an emerging market country, and may have future operations in additional emerging markets. Such operations expose the Company to the socio-economic conditions as well as the laws governing the activities of the Company in Jamaica and any other jurisdiction where the Company may have operations in the future. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

The Jamaican government, or other governments in emerging markets where the Company may have operations in the future, may intervene in its economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in the research, cultivation and development of psilocybin mushroom and other botanicals policies or shifts in political attitude in Jamaica or other countries where the Company may have operations in the future may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could materially impact the Company’s operations in Jamaica or other countries where the Company may have operations in the future. The Company continues to monitor developments and policies in Jamaica to assess the impact thereof to its operations or future operations; however, such developments cannot be predicted and could have an adverse effect on the Company’s operations in Jamaica.

Jamaica has a history of economic instability (such as inflation or recession). In 2013, Jamaica launched an ambitious reform program to stabilize the economy, reduce debt, and fuel growth, gaining national and international support. While there is no current political instability, and historically there has been no change in laws and regulations, this is subject to change in the future and could adversely affect the Company’s business, financial condition and results of operations. Jamaica is vulnerable to natural disasters such as hurricanes and flooding and the effects of climate change. It is an upper middle-income economy that is nevertheless struggling due to low growth, high public debt, and exposure to external shocks.

Global economic crises could negatively affect investor confidence in emerging markets or the economies of emerging markets, including Jamaica. Such events could materially and adversely affect the Company’s clinical trials, business, financial condition and results of operations.

Financial and securities markets in Jamaica are influenced by the economic and market conditions in other countries, including other emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in Jamaica, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into Jamaica and the market value of the securities of the Company.

The legal and regulatory requirements and local business culture and practices in Jamaica and the foreign countries in which the Company may expand are different from those in which it currently operates. The officers and directors of the Company will rely, to a great extent, on the Company’s local legal counsel in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations, particularly with respect to psilocybin or related operations. Increased compliance costs may be incurred by the Company. Further, there can be no assurance that the Company will develop a marketable product or service in Jamaica or any other foreign country. These factors may have a material adverse effect on the Company’s research and development business and the results of its research and development operations.

In the event of a dispute arising in connection with the Company’s operations in Jamaica or another a foreign jurisdiction where the Company may conduct business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) by virtue of the Company’s operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations applicable regulatory requirements.

To mitigate risk when operating in Jamaica, the Company may, in part, engage local counsel and/or consultants to advise on applicable regulatory and/or operational matters, as applicable, and it is anticipated that the Company’s personnel will visit local operations as required to maintain regular involvement in such operations.

Plans for Growth

The Company intends to grow rapidly and significantly expand its operations within the next 12 to 24 months. This growth will place a significant strain on the Company’s management systems and resources. The Company will not be able to implement its business strategy in a rapidly evolving market, without an effective planning and management process. In particular, the Company may be required to manage multiple relationships with various strategic industry participants and other third parties, which relationships could be strained in the event of rapid growth. Similarly, a large increase in the number of third-party relationships the Company has, may lead to management of the Company being unable to manage growth effectively. The occurrence of such events may result in the Company being unable to successfully identify, manage and exploit existing and potential market opportunities.

Limited Products

The Company will be heavily reliant on the production and distribution of psychedelics, nutraceuticals and related products. If they do not achieve sufficient market acceptance, it will be difficult for the Company to achieve profitability.

The Company’s revenue will be derived almost exclusively from sales of psychedelic pharmaceutical and nutraceutical-based products, and the Company expects that its psychedelic pharmaceutical and nutraceutical-based products will account for substantially all of its revenue for the foreseeable future. If the psychedelic pharmaceutical and nutraceutical market declines or psychedelics and nutraceuticals fail to achieve substantially greater market acceptance than it currently enjoys, the Company will not be able to grow its revenues sufficiently for it to achieve consistent profitability.

Even if products to be distributed by the Company conform to international safety and quality standards, sales could be adversely affected if consumers in target markets lose confidence in the safety, efficacy, and quality of psychedelic pharmaceutical and nutraceutical-based products. Adverse publicity about psychedelic pharmaceutical and nutraceutical-based products that the Company sells may discourage consumers from buying products distributed by the Company.

Limited Marketing and Sales Capabilities

The Company will, for the immediate future, have limited marketing and sales capabilities, and there can be no assurance that it will be able to develop or acquire these capabilities at the level needed to produce and deliver for sale, through industry partners, its products in sufficient commercial quantities. Further, there can be no assurance that the Company, either on its own or through arrangements with other industry participants, will be able to develop or acquire such capabilities on a cost-effective basis, or at all. Finally, there can be no assurance that the Company’s industry partners will be able to market or sell the Company’s products in compliance with requisite regulatory protocols or on a cost-effective basis. The Company’s dependence upon third parties for the production, and marketing or sale, as applicable, of the Company’s products could have a material adverse effect on the Company’s business, financial condition and results of operations.

No Assurance of Commercial Success

The successful commercialization of the Company’s products will depend on many factors, including, the Company’s ability to establish and maintain working partnerships with industry participants in order to market its products, the Company’s ability to supply a sufficient amount of its products to meet market demand, and the number of competitors within each jurisdiction within which the Company may from time to time be engaged. There can be no assurance that the Company or its industry partners will be successful in their respective efforts to develop and implement, or assist the Company in developing and implementing, a commercialization strategy for the Company’s products.

No Profits or Significant Revenues

The Company has no history upon which to evaluate its performance and future prospects. The Company’s proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. The Company cannot make any assurance that it will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the Common Shares.

Reliance on Third Parties for Clinical Development Activities

The Company relies and will continue to rely on third parties to conduct a significant portion of its preclinical and clinical development activities. For example, clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Company’s active development programs will face delays. Further, if any of these third parties fails to perform as the Company expects or if their work fails to meet regulatory requirements, the Company’s testing could be delayed, cancelled or rendered ineffective.

Risks Related to Third Party Relationships

The Company intends to enter into strategic alliances with third parties that the Company believes will complement or augment its proposed business or will have a beneficial impact on the Company. Strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition to the foregoing, the success of the Company’s business will depend, in large part, on the Company’s ability to enter into, and maintain collaborative arrangements with various participants in the psychedelic pharmaceutical and nutraceutical industry. There can be no assurance that the Company will be able to enter into collaborative arrangements in the future on acceptable terms, if at all. There can be no assurance that such arrangements will be successful, that the parties with which the Company has or may establish arrangements will adequately or successfully perform their obligations under such arrangements, that potential partners will not compete with the Company by seeking or prioritizing alternate, competitor products. The termination or cancellation of any such collaborative arrangement or the failure of the Company and/or the other parties to these arrangements to fulfill their obligations could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, disagreements between the Company and any of its industry partners could lead to delays or time consuming and expensive legal proceedings, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Reliance on Contract Manufacturers

The Company has limited manufacturing experience and relies on contract manufacturing organizations (“CMOs”) to manufacture its prescription drug product candidates for preclinical studies and clinical trials. The Company relies on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with cGMP regulations applicable to its products. Health Canada and the FDA, in Canada and the U.S., respectively, ensure the quality of food, drug products and dietary supplements by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product. There can be no assurances that CMOs will be able to meet the Company’s timetable and requirements. The Company has not contracted with alternate suppliers for drug substance production in the event that the current provider is unable to scale up production, or if it otherwise experiences any other significant problems. If the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of its prescription drug product candidates. Further, CMOs must operate in compliance with cGMP and ensure that their appropriate permits and licences remain in good standing and failure to do so could result in, among other things, the disruption of product supplies. The Company’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.

Safety and Efficacy of Products

Before obtaining marketing approval from regulatory authorities for the sale of the Company’s prescription drug product candidates, the Company must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the prescription drug product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its prescription drug product candidates in any jurisdiction. A prescription drug product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its prescription drug product candidates under development will successfully gain market approval from Health Canada, the FDA or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

Clinical trials are conducted in representative samples of the potential patient population which may have significant variability. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any such product can be achieved. As with the results of any statistical sampling, the Company cannot be sure that all side effects of its products may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to such product for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects, or the duration of such studies may not be sufficient to identify when those events may occur. There have been products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of such products from the market, and the Company’s products may be subject to similar risks. The Company might have to withdraw or recall its products from the marketplace. The Company may also experience a significant drop in the potential future sales of its products if and when regulatory approvals for such products are obtained, experience harm to its reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of the Company’s products, or substantially increase the costs and expenses of commercializing and marketing its products.

Clinical Testing and Commercializing Products

Before obtaining marketing approval from regulatory authorities for the sale of the Company’s prescription drug product candidates, it must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the prescription drug product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trails. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its prescription drug product candidates in any jurisdiction. A prescription drug product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its prescription drug product candidates under development will successfully gain market approval from the FDA, or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from this business segment after investing significant amounts of capital in its development.

The Company cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its prescription drug product candidates or allow its competitors to bring products to market before the Company, which would impair the Company’s ability to successfully commercialize its prescription drug product candidates and may harm its financial condition, results of operations and prospects.

The commencement and completion of clinical trials for the Company’s prescription drug product candidates may be delayed for a number of reasons, including but not limited, to:

•	failure by regulatory authorities to grant permission to proceed or placing clinical trials on hold;

•	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of the Company’s CMOs to comply with cGMP requirements;

•

any changes to the Company’s manufacturing process that may be necessary or desired, delays or failure to obtain clinical supply from CMOs of the Company’s products necessary to conduct clinical trials;

•

prescription drug product candidates demonstrating a lack of safety or efficacy during clinical trials, reports of clinical testing on similar technologies and products raising safety or efficacy concerns;

•

clinical investigators not performing the Company’s clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

•	failure of the Company’s contract research organizations to satisfy their contractual duties or meet expected deadlines;

•	inspections of clinical trial sites by regulatory authorities;

•

regulatory authorities or ethics committees finding regulatory violations that require the Company to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

•

one or more regulatory authorities or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

•	failure to reach agreement on acceptable terms with prospective clinical trial sites.

The Company’s product development costs will increase if it experiences delays in testing or approval or if the Company needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols to regulatory authorities or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Company’s business, financial condition and prospects.

Prior to commencing clinical trials in Canada, the United States or other jurisdictions, including Jamaica, for any prescription drug product candidates developed by the Company, it may be required to have an allowed an IND (or equivalent) for each prescription drug product candidate and to file additional INDs prior to initiating any additional clinical trials. The Company believes that the data from its studies will support the filing of additional INDs to enable the Company to undertake additional clinical studies as it has planned. However, submission of an IND (or equivalent) may not result in the FDA (or equivalent authorities) allowing further clinical trials to begin and, once begun, issues may arise that will require the Company to suspend or terminate such clinical trials.

Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs (or equivalent) and commence or continue clinical programs will significantly limit its opportunity to generate revenue.

Completion of Clinical Trials

As the Company’s prescription drug product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, the Company will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Company may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all. The factors that affect the Company’s ability to enroll patients are largely uncontrollable and include, but are not limited to, the size and nature of the patient population, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, and the number, availability, location and accessibility of clinical trial sites.

Commercial Grade Product Manufacturing

The Company’s prescription drug products will be manufactured in small quantities for pre-clinical studies and clinical trials by third party manufacturers. In order to commercialize its product, the Company needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase III/pivotal/registration studies must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If the Company has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early-stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality product may have long lead times, may be very expensive and requires significant efforts including, but not limited to, scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Company does not have commercial drug supply available when needed for pivotal clinical trials, the Company’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Company’s business, financial condition and prospects, and may delay marketing of the product.

Nature of Regulatory Approvals

The Company’s development and commercialization activities and prescription drug product candidates are significantly regulated by a number of governmental entities, including Health Canada and the FDA. Regulatory approvals are required prior to each clinical trial and the Company may fail to obtain the necessary approvals to commence or continue clinical testing. The Company must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and prescription drug product candidates and ultimately must obtain regulatory approval before it can commercialize a prescription drug product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities the Company performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Company believes results from its sponsored clinical trials are favorable to support the marketing of its prescription drug product candidates, Health Canada, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a prescription drug product candidate’s clinical development and may vary among jurisdictions.

The Company has not obtained regulatory approval for any prescription drug product candidate and it is possible that none of its existing prescription drug product candidates or any future prescription drug product candidates will ever obtain regulatory approval. The Company could fail to receive regulatory approval for its prescription drug product candidates for many reasons, including, but not limited to failure to demonstrate that a prescription drug product candidate is safe and effective for its proposed indication, failure of clinical trials to meet the level of statistical significance required for approval, failure to demonstrate that a prescription drug product candidate’s clinical and other benefits outweigh its safety risks, or deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom the Company contracts for clinical and commercial supplies to pass a pre-approval inspection.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and the Company’s commercialization plans, or the Company may decide to abandon the development program. If the Company were to obtain approval, regulatory authorities may approve any of its prescription drug product candidates for fewer or more limited indications than the Company request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a prescription drug product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that prescription drug product candidate. Moreover, depending on any safety issues associated with the Company’s prescription drug product candidates that garner approval, Health Canada, the MOH, the FDA or other regulatory authorities may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with the Company products, or if one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on the Company, imposing restrictions on the Company’s products or its manufacture and requiring the Company to recall or remove its products from the market. The regulators could also suspend or withdraw the Company’s Co marketing authorizations, requiring it to conduct additional clinical trials, change its labeling or submit additional applications for marketing authorization. If any of these events occurs, the Company’s ability to sell its products may be impaired, and it may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.

Unfavourable Publicity or Consumer Perception

The Company believes the psychedelic pharmaceutical and nutraceutical industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of psychedelic pharmaceutical and nutraceutical products. Consumer perception of the Company’s psychedelic pharmaceutical and nutraceutical products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of psychedelics and nutraceuticals. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the psychedelic pharmaceutical and nutraceutical industry or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s psychedelic or nutraceutical products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s psychedelic or nutraceutical products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of psychedelic or nutraceutical products in general, or the Company’s psychedelic or nutraceutical products and services specifically or associating the consumption of psychedelics or nutraceuticals with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

The psilocybin and nutraceutical industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the psilocybin and nutraceuticals distributed for medical purposes to such consumers. There can be no assurance that future scientific research or findings on the medical benefits, viability, safety, efficacy and dosing of psilocybin or isolated constituents and/or nutraceuticals, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the industry or the Company or any particular product, or consistent with earlier publicity.

Social Media

There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about the Company may be adverse to the Company’s interests or may be inaccurate, each of which may harm the Company’s business, financial condition and results of operations.

Biotechnology and Pharmaceutical Market Competition

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Company is targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which the Company’s prescription drug product candidates may be useful. Although there are no approved therapies that specifically target opioid addiction, some competitors use therapeutic approaches that may compete directly with the Company’s prescription drug product candidates.

Many of the Company’s competitors have substantially greater financial, technical and human resources than the Company does and have significantly greater experience than the Company in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Company does. The Company’s ability to compete successfully will largely depend on:

•	the efficacy and safety profile of its prescription drug product candidates relative to marketed products and other prescription drug product candidates in development;

•	the Company’s ability to develop and maintain a competitive position in the product categories and technologies on which it focuses;

•	the time it takes for the Company’s prescription drug product candidates to complete clinical development and receive marketing approval;

•	the Company’s ability to obtain required regulatory approvals;

•	the Company’s ability to commercialize any of its prescription drug product candidates that receive regulatory approval;

•	the Company’s ability to establish, maintain and protect intellectual property rights related to its prescription drug product candidates; and

•	acceptance of any of the Company’s prescription drug product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

Competitors have developed and may develop technologies that could be the basis for products that challenge the discovery research capabilities of prescription drug product candidates the Company is developing. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the Company’s prescription drug product candidates and may be more effective or less costly than its prescription drug product candidates. The success of the Company’s competitors and their products and technologies relative to the Company’s technological capabilities and competitiveness could have a material adverse effect on the future preclinical studies and clinical trials of the Company’s prescription drug product candidates, including its ability to obtain the necessary regulatory approvals for the conduct of such clinical trials. This may further negatively impact the Company’s ability to generate future product development programs using psychedelic inspired compounds.

If the Company is not able to compete effectively against its current and future competitors, the Company’s business will not grow, and its financial condition and operations will substantially suffer.

Further, there can be no assurance that potential competitors of the Company, which may have greater financial, cultivation, production, sales and marketing experience, and personnel and resources than the Company, are not currently developing, or will not in the future develop, products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Company or which would otherwise render the Company’s business, products and strategies, as applicable, ineffective, or obsolete. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

Reliance on Key Executives and Scientists

The loss of key members of the Company’s staff, could harm the Company. The Company does not have employment agreements with all members of its staff, although such employment agreements do not guarantee their retention. The Company also depends on its scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as the Company expands its activities and seeks regulatory approvals for clinical trials. The Company enters into agreements with its scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Company also enters into agreements with physicians and institutions who will recruit patients into the Company’s clinical trials on its behalf in the ordinary course of its business. Notwithstanding these arrangements, the Company faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Company cannot predict its success in hiring or retaining the personnel it requires for continued growth. The loss of the services of any of the Company’s executive officers or other key personnel could potentially harm its business, operating results or financial condition.

Employee Misconduct

Notwithstanding having established an insider trading policy and code of ethics and business conduct (see the AIF for further details), the Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with Health Canada and the FDA regulations, provide accurate information to Health Canada and the FDA, comply with manufacturing standards the Company has established, comply with federal and provincial healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Company’s reputation. If any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting its rights, those actions could have a substantial impact on the Company’s business and results of operations, including the imposition of substantial fines or other sanctions.

Business Expansion and Growth

The Company may in the future seek to expand its pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations, or in-licensing one or more prescription drug product candidates. Acquisitions, collaborations and in-licences involve numerous risks, including, but not limited to substantial cash expenditures, technology development risks, potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition, difficulties in assimilating the operations of the acquired companies, entering markets in which the Company has limited or no direct experience, and potential loss of the Company’s key employees or key employees of the acquired companies or businesses.

The Company has experience in making acquisitions, entering collaborations and in-licensing prescription drug product candidates; however, the Company cannot provide assurance that any acquisition, collaboration or in-licence will result in short-term or long-term benefits to it. The Company may incorrectly judge the value or worth of an acquired company or business or in-licensed prescription drug product candidate. In addition, the Company’s future success would depend in part on its ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licences. The Company cannot provide assurance that it would be able to successfully combine its business with that of acquired businesses, manage a collaboration or integrate in-licensed prescription drug product candidates. Furthermore, the development or expansion of the Company’s business may require a substantial capital investment by the Company.

Negative Results of External Clinical Trials or Studies

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the Company’s prescription drug product candidates, or the therapeutic areas in which the Company’s prescription drug product candidates compete, could adversely affect its share price and the Company’s ability to finance future development of its prescription drug product candidates, and its business and financial results could be materially and adversely affected.

Product Liability

The Company currently does not carry any product liability insurance coverage. Even though the Company is not aware of any product liability claims at this time, its business exposes itself to potential product liability, recalls and other liability risks that are inherent in the sale of food products and nutraceuticals. The Company can provide no assurance that such potential claims will not be asserted against it. A successful liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations.

Although the Company intends to obtain adequate product liability insurance, it cannot provide any assurances that it will be able to obtain or maintain adequate product liability insurance of on acceptable terms, if at all, or that such insurance will provide adequate coverage against potential liabilities. Claims or losses in excess of any product liability cover that may be obtained by the Company could have a material adverse effect on its business, financial conditional and results of operations.

Some of the Company’s agreements with third parties might require it to maintain product liability insurance. If the Company cannot obtain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on its operations.

Enforcing Contracts

Due to the nature of the business of the Company and the fact that certain of its contracts involve psilocybin, the use of which is not legal under Canadian or U.S. federal law and in certain other jurisdictions, the Company may face difficulties in enforcing its contracts in Canadian or U.S. federal and state courts. The inability to enforce any of its contracts could have a material adverse effect on its business, operating results, financial condition or prospects.

In order to manage its contracts with contractors, the Company will ensure that such contractors are appropriately licensed. Were such contractors to operate outside the terms of these licences, the Company may experience an adverse effect on its business, including the pace of development of its product.

Product Recalls

Manufacturers, producers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Company’s suppliers have detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if the Company is subject to recall, the image of the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by regulatory agencies, requiring further management attention, potential loss of applicable licences and potential legal fees and other expenses.

Distribution and Supply Chain Interruption

The Company is susceptible to risks relating to distributor and supply chain interruptions. Distribution in Canada and other jurisdictions will be largely accomplished through independent contractors, therefore, an interruption (e.g., a labour strike) for any length of time affecting such independent contractors may have a significant impact on the Company’s ability to sell its products. Supply chain interruptions, including a production or inventory disruption, could impact product quality and availability. Inherent to producing products is a potential for shortages or surpluses in future years if demand and supply are materially different from long-term forecasts. The Company monitors category trends and regularly reviews maturing inventory levels.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelic pharmaceutical and nutraceutical industry. A failure in the demand for the Company’s psychedelic pharmaceutical and nutraceutical industry products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Promoting the Brand

Promoting the Company’s brand will be critical to creating and expanding a customer base. Promoting the brand will depend largely on the Company’s ability to provide psychedelic pharmaceutical and nutraceutical products to the market. Further, the Company may, in the future, introduce new products or services that its customers do not like, which may negatively affect the brand and reputation. If the Company fails to successfully promote its brand or if it incurs excessive expenses in this effort, its business and financial results from operations could be materially adversely affected.

The Canadian FDA and Canadian Regulations, among other things, govern the manufacture, formulation, packaging, labeling, advertising and sale of Natural health products and drugs, and regulate what may be represented on labels and in promotional materials regarding the claimed properties of products. The Company’s expected nutraceutical products will be considered “food” and, as such, will be principally regulated under the Canadian FDA and the Canadian Regulations. The Company must ensure that the labelling, marketing and selling of any of its products comply with the Canadian FDA, including by ensuring that the Company’s products are not packaged or marketed in a manner that is misleading or deceptive to a consumer.

If there are changes in the applicable regulatory framework governing the promotion, branding and marketing of the Company’s products, the Company’s ability to promote and sell its products may be impaired, and it may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.

Product Viability

If the Company’s psychedelic pharmaceutical and nutraceutical products are not perceived to have the effects intended by the end user, the Company’s business may suffer. In general, psychedelic pharmaceutical and nutraceutical products have minimal long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry or other supplements or medications. As a result, the Company’s psychedelic pharmaceutical and nutraceutical products could have certain side effects if not used as directed or if taken by an end user that has certain known or unknown medical conditions. Further, the Company’s business involves the growing of an agricultural product and is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks.

Success of Quality Control Systems

The quality and safety of the Company’s products are critical to the success of its business and operations. As such, it is imperative that the Company (and its service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality of training programs and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could have a material adverse effect on the Company’s business and operating results.

Reliance on Key Inputs

The Company’s business is expected to be dependent on a number of key inputs and their related costs including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Examples of potential risks include, but are not limited to, the risk that crops may become diseased or victim to insects or other pests and contamination, or subject to extreme weather conditions such as excess rainfall, freezing temperature, or drought, all of which could result in low crop yields, decreased availability of mushrooms, and higher acquisition prices. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Liability Arising from Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Company’s behalf or in its service that violate (i) various laws and regulations, including healthcare laws and regulations, (ii) laws that require the true, complete and accurate reporting of financial information or data, (iii) the terms of the Company’s agreements with third parties. Such misconduct could expose the Company to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

The precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Such misconduct may result in legal action, significant fines or other sanctions and could result in loss of any regulatory licence held by the Company at such time. The Company may be subject to security breaches at its facilities or in respect of electronic document or data storage, which could lead to breaches of applicable privacy laws and associated sanctions or civil or criminal penalties; events, including those beyond the control of the Company, may damage its operations. In addition, these events may negatively affect customers’ demand for the Company’s products. Such events include, but are not limited to, non-performance by third party contractors; increases in materials or labour costs; breakdown or failure of equipment; failure of quality control processes; contractor or operator errors; and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms. As a result, there is a risk that the Company may not have the capacity to meet customer demand or to meet future demand when it arises. Failure to comply with health and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company’s manufacturing operations.

Operating Risk and Insurance Coverage

The Company has directors and officers insurance to protect its assets, operations and employees. The Company’s insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is expected to be exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future, or if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Costs of Operating as Public Company

As a public company the Company will incur significant legal, accounting and other expenses. As a public company, the Company is subject to various securities rules and regulations, which impose various requirements on the Company, including the requirement to establish and maintain effective disclosure and financial controls and corporate governance practices. The Company’s management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the Company’s legal and financial compliance costs and make some activities more time-consuming and costly.

Management of Growth

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These outside business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time-to-time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company, and from time to time, these persons may be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Foreign Operations

In addition to operations carried out in Canada, the Company intends to carry out international operations through an office in Jamaica. As a result, the Company may be subject to political, economic and other uncertainties, including, but not limited to, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, export quotas, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrections.

The Company’s international operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with its foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or enforcing Canadian judgments in foreign jurisdictions.

Similarly, to the extent that the Company’s assets are located outside of Canada, investors may have difficulty collecting from the Company any judgments obtained in the Canadian courts and predicated on the civil liability provisions of securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Cybersecurity and Privacy Risk

The Company’s information systems and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The Company’s operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company may collect and store certain personal information about customers and are responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”) and where applicable, provincial legislation governing personal health information, protect medical records and other personal health information by limited their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of medical patients health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental Regulation and Risks

The Company’s operations are subject to environmental regulations that mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which could stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis oil and related products, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Risks Related to Intellectual Property

Trademark Protection

Failure to register trademarks for the Company or its products could require the Company to rebrand its products resulting in a material adverse impact on its business.

Trade Secrets

The Company relies on third parties to develop its products and as a result, must share trade secrets with them. The Company seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of the Company’s collaborators, advisors, employees and consultants to publish data potentially relating to its trade secrets. Its academic and clinical collaborators typically have rights to publish data, provided that the Company is notified in advance and may delay publication for a specified time in order to secure any intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by the Company, although in some cases the Company may share these rights with other parties. The Company may also conduct joint research and development programs which may require it to share trade secrets under the terms of research and development collaboration or similar agreements. Despite the Company’s efforts to protect its trade secrets, the Company’s competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information. A competitor’s discovery of the Company’s trade secrets may impair its competitive position and could have a material adverse effect on its business and financial condition.

Patent Law Reform

As is the case with other biotechnology and pharmaceutical companies, the Company’s success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry is a technologically and legally complex process, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of the Company’s and its licensors’ or collaborators’ patent applications and the enforcement or defense of the Company or its licensors’ or collaborators’ issued patents.

Patent Litigation and Intellectual Property

The Company has filed a number of provisional patent applications but even if regular patent applications are filed claiming priority to one or more of the provisional patent applications, there can be no assurance that any or all of these patent applications will issue into a valid patent. Such failure to issue could have a material adverse effect on the Company. In the event that a patent issued to the Company is challenged, any of Corporation’s patents may be invalidated (although at this time the Company does not have any issued patents). The Company could also become involved in interference or impeachment proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

Patent litigation is widespread in the pharmaceutical industry and the Company cannot predict how this will affect its efforts to form strategic alliances, conduct clinical testing, or manufacture and market any of its prescription drug product candidates that it may successfully develop. If the Company becomes involved in any litigation, interference, impeachment or other administrative proceedings, it will likely incur substantial expenses and the efforts of its technical and management personnel will be significantly diverted. The Company cannot make any assurances that it will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if the Company’s products infringe patents, trademarks or proprietary rights of others, it could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on the business of the Company, its financial condition and results of operation. Patent litigation is less likely during development as many jurisdictions contain exemptions from patent infringement for the purpose of obtaining regulatory approval of a product. Where there is any sharing of patent rights either through co-ownership or different licensed “fields of use”, one owner’s actions could lead to the invalidity of the entire patent. If the Company is unable to avoid infringing the patent rights of others, the Company may be required to seek a licence, defend an infringement action or challenge the validity of the patents in court. Such results could have a material adverse effect on the Company. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, the Company may not have sufficient resources to bring these actions to a successful conclusion, and, even if the Company is successful in these proceedings, it may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on the Company.

Any infringement or misappropriation of the Company’s intellectual property could damage its value and limit its ability to compete. In addition, the Company’s ability to enforce and protect its intellectual property rights may be limited in certain countries outside the U.S., which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Company. Competitors may also harm the Company’s sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Company does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue. The Company may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time- consuming to prosecute and there can be no assurance that the Company will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.

The Company is not aware of any infringement by it of any person’s or entity’s intellectual property rights. In the event that products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a licence for the manufacture and/or sale of such products or cease selling such products. In such event, there can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Company’s business. If the Company’s products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, the Company could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Company’s business and its financial condition.

Protection of Intellectual Property

The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that the Company’s proprietary technologies, key products and any future products are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets and provided the Company has the funds to enforce its rights, if necessary.

Third-Party Licences

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover the Company’s products or services, the Company or its strategic collaborators would be required to seek licences from the holders of these patents in order to manufacture, use or sell these products and services and payments under them would reduce the Company’s profits from these products and services. The Company is currently unable to predict the extent to which it may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights and whether a licence to such patents will be available on acceptable terms or at all. There may be patents in the U.S. or in foreign countries or patents issued in the future that are unavailable to licence on acceptable terms. The Company’s inability to obtain such licences may hinder or eliminate its ability to manufacture and market its products.

Further, if the Company obtains third-party licences but fails to pay annual maintenance fees, development and sales milestones, or it is determined that the Company does not use commercially reasonable efforts to commercialize licensed products, the Company could lose its licences which could have a material adverse effect on its business and financial condition.

Risks Related to the Common Shares

Market for the Common Shares

There can be no assurance that an active trading market for the Common Shares will develop or, if developed, that any market will be sustained. The Company cannot predict the prices at which the Common Shares will trade. Fluctuations in the market price of the Common Shares could cause an investor to lose all or part of its investment in Common Shares. Factors that could cause fluctuations in the trading price of the Common Shares include: (i) announcements of new offerings, products, services or technologies; commercial relationships, acquisitions or other events by the Company or its competitors; (ii) price and volume fluctuations in the overall stock market from time to time; (iii) significant volatility in the market price and trading volume of companies commercializing psychedelic pharmaceuticals; (iv) fluctuations in the trading volume of the Common Shares or the size of the Company’s public float; (v) actual or anticipated changes or fluctuations in the Company’s results of operations; (vi) whether the Company’s results of operations meet the expectations of securities analysts or investors; (vii) actual or anticipated changes in the expectations of investors or securities analysts; (viii) litigation involving the Company, its industry, or both; (ix) regulatory developments; (x) general economic conditions and trends; (xi) major catastrophic events; (xii) escrow releases, sales of large blocks of the Common Shares; (xiii) departures of key employees or members of management; or (xiv) an adverse impact on the Company from any of the other risks cited herein.

Significant Sales of the Common Shares

Although Common Shares held by existing shareholders of the Company will be freely tradable under applicable securities legislation, the Common Shares held by the Company’s directors, executive officers, Control persons and certain other securityholders may be subject to contractual lock-up restrictions and may also be subject to escrow restrictions pursuant to the policies of the Exchange. Sales of a substantial number of the Common Shares in the public market after the expiry of lock-up or escrow restrictions, or the perception that these sales could occur, could adversely affect the market price of the Common Shares and may make it more difficult for investors to sell Common Shares at a favourable time and price.

Volatile Market Price for the Common Shares

The securities market in Canada has recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company. The value of the Common Shares distributed hereunder will be affected by such volatility.

The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Company’s business, including fluctuations in the Company’s operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysis’ estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading “Cautionary Note Regarding Forward-Looking Information”. In addition, the market price for securities on stock markets, including the Exchange is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Company.

Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Tax Issues

There may be income tax consequences in relation to the Common Shares, which will vary according to circumstances. Independent advice from tax and legal advisers should be obtained.

No Dividends

The Company’s current policy is, and will be, to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Company. Therefore, the Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. The Company’s dividend policy will be reviewed from time to time by the board in the context of its earnings, financial condition and other relevant factors. Until the time that the Company does pay dividends, which it might never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.